Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Among

SXC HEALTH SOLUTIONS CORP.,

SXC HEALTH SOLUTIONS, INC.,

CATAMARAN I CORP.,

CATAMARAN II LLC

and

CATALYST HEALTH SOLUTIONS, INC.

Dated as of April 17, 2012

Exhibit

Exhibit A	Certificate of Incorporation of the Surviving Corporation

Index of Defined Terms

Affiliate	Section 9.03
Alternate Financing	Section 6.12(c)
Annual D&O Policy	Section 6.06(c)
Appraisal Shares	Section 2.01(d)
Burdensome Regulatory Action	Section 6.03(b)
Business Day	Section 9.03
Certificate	Section 2.01(c)(iii)
Certificate of Merger	Section 1.03
Client Contract	Section 9.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 1.08(a)
Company	Preamble
Company 401(k) Plans	Section 6.05(e)
Company 2008 Warrant	Section 9.03
Company 2010 Warrant	Section 9.03
Company Acquisition Transaction	Section 5.02(i)
Company Adverse Recommendation Change	Section 5.02(d)
Company Benefit Agreements	Section 3.19
Company Benefit Plans	Section 3.19
Company Board	Section 3.03(b)
Company Book-Entry Shares	Section 9.03
Company Business Personnel	Section 3.21
Company By-laws	Section 3.01(b)
Company Capital Stock	Section 3.02(a)
Company Charter	Section 3.01(b)
Company Common Stock	Section 9.03
Company Contracts	Section 3.11(b)
Company Convertible Securities	Section 3.02(a)
Company Data	Section 9.03
Company Determination	Section 3.03(b)
Company Disclosure Letter	Article III
Company Employee	Section 6.05(a)
Company Financial Statements	Section 3.05(c)
Company Insurance Policies	Section 3.13
Company Intellectual Property	Section 9.03
Company Intervening Event	Section 9.03
Company IT Systems	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Pension Plans	Section 3.20(a)
Company Permits	Section 3.12
Company Preferred Stock	Section 3.02(a)
Company Recommendation	Section 6.01(b)
Company SEC Documents	Section 3.05(a)
Company Stock Option	Section 6.04(a)
Company Stock Plans	Section 9.03
Company PSU Awards	Section 6.04(d)
Company Stock Purchase Plan	Section 6.04(f)
Company Stockholder Approval	Section 6.01(b)

Company Stockholders Meeting	Section 6.01(b)
Company Stockholder Requisite Vote	Section 3.03(c)
Company Subsidiaries	Section 3.01(a)
Company Takeover Proposal	Section 5.02(i)
Company Technology	Section 9.03
Company Termination Fee	Section 6.07(c)
Company Warrants	Section 9.03
Company’s Current Premium	Section 6.06(c)
Confidentiality Agreement	Section 9.03
Consent	Section 3.04(b)
Contract	Section 3.02(a)
DGCL	Recitals
Effective Time	Section 1.03
Environmental Laws	Section 9.03
ERISA	Section 3.20(a)
ERISA Affiliate	Section 9.03
Exchange Act	Section 9.03
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(c)(i)
Filing	Section 3.04(b)
Financing	Section 4.21(a), Section 6.12(e)
Financing Failure	Section 8.01(g)
Financing Letter	Section 4.21(a), Section 6.12(e)
Financing Sources	Section 9.03
Foreign Corrupt Practices Act	Section 3.17(c)
Form S-4	Section 3.04(b)
GAAP	Section 9.03
Governmental Entity	Section 9.03
HIPAA	Section 3.18(a)
HITECH	Section 3.18(a)
HSR Act	Section 3.04(b)
Indebtedness	Section 9.03
Indemnified Party	Section 6.06(b)
Insurance Policies	Section 3.13
Intellectual Property	Section 9.03
Intended Tax Treatment	Section 1.08(c)
IRS	Section 3.14(e)
Joint Proxy Statement	Section 9.03
Judgment	Section 9.03
Knowledge	Section 9.03
Law	Section 9.03
Lenders	Section 4.21(a)
Lien	Section 9.03
LLC Act	Section 1.08(a)
Merger	Recitals
Merger Consideration	Section 2.01(c)(iii)
Merger LLC	Preamble
Merger Sub	Preamble

v

Non-US Company Pension Plans	Section 3.20(d)
Non-US Parent Pension Plans	Section 4.19(d)
Nasdaq	Section 9.03
Option Exchange Ratio	Section 6.04(b)
Ordinary Course of Business	Section 9.03
Outside Date	Section 8.01(b)(i)
Parent	Preamble
Parent Acquisition Transaction	Section 5.03(i)
Parent Adverse Recommendation Change	Section 5.03(d)
Parent Benefit Agreements	Section 4.18
Parent Benefit Plans	Section 4.18
Parent Business Personnel	Section 4.20
Parent Board	Section 4.03(b)
Parent By-laws	Section 4.01(b)
Parent Charter	Section 4.01(b)
Parent Common Stock	Section 9.03
Parent Convertible Securities	Section 4.02(a)
Parent Data	Section 9.03
Parent Disclosure Letter	Article IV
Parent Determination	Section 4.03(b)
Parent Financial Statements	Section 4.05(c)
Parent Financing Failure Fee	Section 6.07(f)
Parent Insurance Policies	Section 4.12
Parent Intellectual Property	Section 9.03
Parent Intervening Event	Section 9.03
Parent IT Systems	Section 9.03
Parent Material Adverse Effect	Section 9.03
Parent Pension Plans	Section 4.19(i)
Parent Permits	Section 4.11
Parent Publicly Filed Documents	Section 4.05(a)
Parent Recommendation	Section 6.01(c)
Parent SEC Documents	Section 4.05(a)
Parent Sedar Documents	Section 4.05(a)
Parent Stock Option	Section 6.04(b)
Parent Stock Plans	Section 9.03
Parent Stockholder Approval	Section 4.03(c)
Parent Stockholders Meeting	Section 6.01(c)
Parent Subsidiary	Section 4.01(a)
Parent Takeover Proposal	Section 5.03(i)
Parent Technology	Section 9.03
Parent Termination Fee	Section 6.07(e)
Parent Warrant	Section 6.04(g)
Per Share Cash Amount	Section 2.01(c)
Permit	Section 9.03
Person	Section 9.03
Pharmacy Contract	Section 9.03
Privacy Commitments	Section 3.18(e)
Proceeding	Section 9.03
Regulatory Law	Section 9.03
Replacement Financing	Section 6.12(b)
Representatives	Section 9.03
Sarbanes-Oxley Act	Section 3.05(d)
SEC	Section 9.03
Section 203	Section 3.03(b)
Section 262	Section 2.01(d)
Securities Act	Section 9.03

Share Issuance	Section 1.01
Significant Company Subsidiary	Section 3.01(b)
Significant Parent Subsidiary	Section 4.01(a)
Subsequent Merger	Section 1.08(a)
subsidiary	Section 9.03
Superior Company Proposal	Section 5.02(i)
Superior Parent Proposal	Section 5.03(i)
Surviving Company	Section 1.08(a)
Surviving Corporation	Section 1.01
Takeover Laws	Section 3.03(b)
Tax Return	Section 3.14(m)
Taxes	Section 3.14(m)
Third Party	Section 9.03
Transaction Expenses	Section 9.03
Transactions	Section 1.01
Transfer Taxes	Section 6.09
TSX	Section 9.03
Unvested Company Share	Section 6.04(c)
Unvested Share Restrictions	Section 6.04(c)
US Corp.	Preamble
Voting Company Debt	Section 3.02(a)
Voting Parent Debt	Section 4.02(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 17, 2012, among SXC Health Solutions Corp., a corporation organized under the laws of the Yukon Territory, Canada (“Parent”), SXC Health Solutions, Inc., a Texas corporation and a direct wholly-owned subsidiary of Parent (“US Corp.”), Catamaran I Corp., a Delaware corporation and a direct wholly-owned subsidiary of US Corp. (“Merger Sub”), Catamaran II LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of US Corp. (“Merger LLC”), and Catalyst Health Solutions, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent, US Corp., Merger Sub and the Company, and the managers of Merger LLC, have each determined that the transactions described herein are advisable and in the best interests of their respective companies and stockholders;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Parent, US Corp., Merger Sub and the Company have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Parent, US Corp., Merger Sub, Merger LLC and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, US Corp., Merger Sub, Merger LLC and the Company agree as follows:

ARTICLE I

The Merger and the Subsequent Merger

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger, the Subsequent Merger, the issuance by Parent of Parent Common Stock in connection with the Merger (the “Share Issuance”), the payment of cash consideration in connection with the Merger and the other transactions contemplated by this Agreement, other than the Financing, are referred to herein as the “Transactions”.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, at 10:00 a.m. local time, no later than the third Business Day following the date (or, if Parent has not yet received the proceeds from the Financing, the date 10 Business Days following the date or such earlier date as Parent shall request on two (2) Business Days’ prior written notice to the

Company) on which each of the conditions set forth in Article VII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time and place as Parent and the Company shall agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.03. Effective Time. On the Closing Date, the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) duly executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04. Effects. The Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL.

SECTION 1.05. Certificate of Incorporation and By-laws.

(a) At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended so as to read in its entirety as set forth on Exhibit A hereto. As so amended, the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 6.06.

(b) At the Effective Time, the By-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by Law.

SECTION 1.06. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07. Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 1.08. Subsequent Merger.

(a) Provided that the opinions described in paragraph (c) below of this Section 1.08 are received on or prior to the Closing Date, immediately after the Effective Time Parent and US Corp. will cause the Surviving Corporation to merge with and into Merger LLC (the “Subsequent Merger”), the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger LLC shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company in accordance with the applicable provisions of the Limited Liability Company Act of the State of Delaware (the “LLC Act”). The Subsequent Merger shall have the effects set forth in Section 18-209(g) of the LLC Act.

(b) Provided that the opinions described in paragraph (c) below of this Section 1.08 are received on or prior to the Closing Date, the parties hereto intend that this Agreement will constitute a “plan of reorganization” with respect to the Merger and Subsequent Merger for United States federal income tax purposes pursuant to which, for such purposes, the Merger and the Subsequent Merger, taken together, are to be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986 (the “Code”) (to which each of Parent, US Corp. and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into US Corp., with the Company Common Stock converted in such merger into the right to receive the Merger Consideration provided for hereunder in a conversion to which Section 367(a)(1) of the Code does not apply.

(c) If, on or prior to the Closing Date, (i) the Company shall have received the opinion of Milbank, Tweed, Hadley & McCloy LLP, special counsel to the Company, dated as of the Closing Date, to the effect that the Merger and the Subsequent Merger, taken together, should be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, that each of Parent, US Corp. and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code, and that, assuming the correctness of the foregoing conclusions, a conversion of Company Common Stock into the Merger Consideration provided for hereunder will be an exchange governed by Section 354 and Section 356 of the Code to which Section 367(a)(1) of the Code does not apply (the “Intended Tax Treatment”), and (ii) Parent shall have received the opinion of Sidley Austin LLP, special counsel to Parent, dated as of the Closing Date, to the effect that none of the Company, the Surviving Corporation, US Corp., Parent or Merger LLC will recognize income or gain for U.S. federal income tax purposes as a result of the Subsequent Merger, then the Subsequent Merger shall occur in accordance with Section 1.08(a) and each of the parties hereto shall, and shall cause its Affiliates to, treat the Merger, Subsequent Merger and the conversion of Company Common Stock into the Merger Consideration provided hereunder for all Tax purposes consistent with the Intended Tax Treatment. The opinions of counsel referred to above may be based on customary assumptions and representations, including representations of the Company and Parent. Each of the Company and Parent shall request its respective counsel to render an opinion to the effect described above. In the event that either party’s counsel is unable to render an opinion to the effect described above, such counsel shall (at the request of the other party) provide a written explanation of the substantive reason or reasons causing such counsel to be unable to do so. To the extent that either of such opinions is not received in accordance with the foregoing provisions of this Section 1.08(c), then the Subsequent Merger shall not occur and each of the parties hereto shall, and shall cause its respective Affiliates to, treat the Merger for U.S. federal income tax purposes as a taxable acquisition of the Company Common Stock by US Corp. in exchange for the Merger Consideration.

ARTICLE II

Effect on the Capital Stock of the

Constituent Corporations; Exchange of Certificates

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) The issued and outstanding shares of capital stock of Merger Sub shall be converted into and become 14.4 million fully paid and nonassessable shares of Series A 5.9% Convertible Preferred Stock of the Surviving Corporation. In exchange for, and in consideration of, Parent delivering the shares of Parent Common Stock to be issued in the Merger to the Exchange Agent on behalf of US Corp. and Merger Sub in accordance with Section 2.02 and the payment by US Corp. to the Surviving Corporation of $10.00 (or such other amount as is agreed by US Corp. and the Surviving Corporation), the Surviving Corporation will issue to US Corp. 33.8 million fully paid and nonassessable shares (or such other number of shares as is agreed to by the Surviving Corporation and US Corp.) of common stock, par value $100.00 per share, of the Surviving Corporation.

(b) Each share of Company Common Stock that is owned by the Company, Parent, US Corp., Merger Sub, Merger LLC or any of their respective wholly-owned subsidiaries shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, US Corp., Merger Sub, Merger LLC or the holders of any securities of the Company, US Corp., Merger Sub or Merger LLC:

(i) Subject to Sections 2.01(b), 2.01(c)(ii) and 2.01(d), each issued and outstanding share (other than shares to be cancelled in accordance with Section 2.01(b) and any Appraisal Shares (to the extent provided in Section 2.01(d))) of Company Common Stock shall automatically be converted into and shall thereafter represent the right to receive the combination of (x) $28.00 in cash without interest (the “Per Share Cash Amount”) and (y) 0.6606 of a validly issued, fully paid and nonassessable share of Parent Common Stock (subject to adjustment as provided in Section 2.01(c)(ii), the “Exchange Ratio”).

(ii) Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock or the securities convertible into or exercisable for shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, the Per Share Cash Amount, the Exchange

Ratio and the Merger Consideration and any other similarly dependent items shall be appropriately adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(iii) The shares of Parent Common Stock to be issued, and cash payable, upon the conversion of shares of Company Common Stock pursuant to this Section 2.01(c) and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.02(e) are referred to collectively as “Merger Consideration”. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock or Company Book-Entry Shares (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.02, the Merger Consideration upon surrender of such Certificate, without interest.

(d) Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 2.01(c), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the fair market value of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair market value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.01(c). The Company shall serve prompt written notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

SECTION 2.02. Exchange of Certificates.

(a) Prior to the Effective Time, Parent (on behalf of US Corp. and Merger Sub) shall deposit with a nationally recognized financial institution designated by Parent (on behalf of US Corp. and Merger Sub) and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock whose shares are converted into the right to receive the Merger Consideration pursuant to this Article II, for exchange in accordance with this Article II, through the Exchange Agent, shares of Parent Common Stock (which shall be in non-certificated book entry form unless a physical certificate is requested) issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Common Stock. Prior to the Effective Time, Merger Sub shall provide to the Exchange Agent all of the cash necessary to pay the cash portion of the aggregate Merger Consideration for the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.01 and shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.02(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Merger Sub shall assume that there will not be any fractional shares of Parent Common Stock. Merger Sub shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.02(e). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration in accordance with this Section 2.02 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Parent (on behalf of US Corp. and Merger Sub) shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of a Certificate whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent (on behalf of US Corp. and Merger Sub) may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent (on behalf of US Corp. and Merger Sub), together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) the Per Share Cash Amount with respect to which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to Section 2.01(c) into the right to receive, (B) the number of whole shares of Parent Common Stock (which shall be in non-certificated book entry form unless a physical certificate is requested) which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to Section 2.01(c) into the right to receive and (C) cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.02(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Subject to the last sentence of Section 2.02(c), until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.01(c). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(c) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any certificate formerly representing Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e), in each case until the surrender of such Certificate in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Company Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 2.02(e), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.01(c) (or would be entitled but for this Section 2.02(e)) and (B) an amount equal to the average of the closing sale prices of the Parent Common Stock on Nasdaq for each of the five (5) trading days immediately prior to the Closing Date. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock entitled to receive such cash.

(f) Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent (on behalf of the Surviving Corporation), upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to

Parent (on behalf of the Surviving Corporation) for payment of its claim for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c)(ii).

(g) None of Parent, US Corp., Merger Sub, Merger LLC, the Company, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.02(f)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c)(i) in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent (on behalf of US Corp. and Merger Sub), the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent (on behalf of Merger Sub), on a daily basis; provided, however, that any investment of cash in the Exchange Fund shall in all events be limited to investment in direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government, or in funds investing solely in such obligations, and that no such investment or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to Article II. Any interest and other income resulting from such investments shall be paid to Merger Sub. If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under this Article II, Parent shall take all steps necessary to promptly deposit with the Exchange Agent additional Merger Consideration or other cash sufficient to make all payments required under this Agreement, and Parent shall in any event be liable for payment thereof.

(j) Parent (on behalf of Merger Sub) shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Transactions such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, federal, provincial, territorial, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such amounts shall be treated as paid to the Persons otherwise entitled to such amounts. If the amount withheld and paid over is in respect of consideration other than cash, the Surviving Corporation or other payor will be treated as though it withheld an appropriate amount of the type of consideration otherwise payable to the Person entitled to such amount, sold such consideration on behalf of such Person for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

ARTICLE III

Representations and Warranties of the Company

Except (i) as disclosed in the Company SEC Documents filed with the SEC and publicly available on the SEC’s EDGAR website prior to the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature); provided, however, that any disclosures in such Company SEC Documents that are the subject of this clause (i) shall be deemed to qualify a representation or warranty only if the relevance of such disclosure to such representation or warranty is reasonably apparent on the face of such disclosure; provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.02(a), Section 3.03, Section 3.22 or Section 3.23 or (ii) in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections, the Company represents and warrants to Parent, US Corp., Merger Sub and Merger LLC as follows:

SECTION 3.01. Organization, Standing and Power.

(a) Each of the Company and its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite corporate, limited liability, partnership or other entity power and authority to conduct its businesses as presently conducted. Section 3.01(a) of the Company Disclosure Letter lists each Company Subsidiary and its jurisdiction of organization. The Company and each Company Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the by-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), and the comparable charter and organizational documents of each Significant Company Subsidiary, in each case as amended through the date of this Agreement. The stock certificate and transfer books and the minute books of the Company and each Significant Company Subsidiary, all of which have been made available to Parent before the date hereof, are true and complete. At the Closing, all such books will be in the possession of the Company or the applicable Significant Company Subsidiary. For purposes of this Agreement, “Significant Company Subsidiary” means any Company Subsidiary that constitutes a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the SEC.

SECTION 3.02. Capital Stock of the Company and the Company Subsidiaries.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on April 15, 2012, (i) 50,562,573 shares of Company Common Stock (including 949,112 shares of restricted Company Common Stock granted under Company Stock Plans) and no shares of Company Preferred Stock were issued and outstanding, (ii) 392,141 shares of Company Common Stock were held by the Company in its treasury, (iii) 65,377 shares of Company Common Stock were subject to outstanding Company Stock Options, (iv) 75,000 shares of Company Common Stock were subject to outstanding performance share unit awards (assuming performance targets associated with such performance-based share unit awards will be met at 100% of the applicable target level), (v) 255,000 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company 2008 Warrants, (vi) 100,000 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company 2010 Warrants, (vii) 1,185,123 additional shares of Company Common Stock were reserved for issuance under the Company Stock Plans, and (viii) a maximum of 69,925 shares of Company Common Stock were subject to outstanding rights to purchase shares of Company Common Stock under the Company Stock Purchase Plan based on participant contributions estimated through March 31, 2012 and the per share closing price of the Company Common Stock on March 31, 2012. All of the outstanding equity securities and other securities of each Company Subsidiary are owned of record and beneficially by the Company or one or more Company Subsidiaries, free and clear of all Liens. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Capital Stock and all the outstanding shares of capital stock of each Company Subsidiary are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law (including the DGCL), the Company Charter, the Company By-laws, the certificate of incorporation or by-laws (or comparable charter and organizational documents) of any Company Subsidiary or any contract, lease, license, indenture, bond, note, mortgage, guarantee, agreement, instrument, obligation, understanding, permit, franchise, commitment or other legally binding arrangement, whether written or oral (“Contract”), to which the Company or any Company Subsidiary is a party or otherwise bound. There are not any bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which holders of common stock of the

Company or any Company Subsidiary may vote (“Voting Company Debt”). Except as set forth above, there are not any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (A) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, the Company or of any Company Subsidiary or any Voting Company Debt or (B) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking (collectively, “Company Convertible Securities”). There are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other equity interests of the Company or any Company Subsidiary. The treatment of the Company Stock Options, Unvested Company Shares, Company PSU Awards and Company Warrants under this Agreement is in accordance with, and does not violate, the terms of such Company Stock Options, Unvested Company Shares, Company PSU Awards or Company Warrants, as the case may be.

(b) Section 3.02(b) of the Company Disclosure Letter sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other equity interests with a fair market value as of the date hereof in excess of $1,000,000 in any Person (other than a Company Subsidiary) owned as of the date hereof, directly or indirectly, by the Company or any Company Subsidiary.

SECTION 3.03. Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) The Company has full power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions. The execution and delivery by the Company hereof, the performance and compliance by the Company with each of its obligations herein and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent, US Corp., Merger Sub and Merger LLC of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger and the other Transactions, (ii) determining that the terms of the Merger, the Subsequent Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders (the “Company Determination”), (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and approval, (iv) recommending that the Company’s stockholders adopt this Agreement and (v) declaring that this Agreement and the Merger are advisable. Unless a Company Adverse Recommendation Change has occurred in accordance with Section 5.02(e) or 5.02(f), such resolutions remain in full force and effect and have not been modified, rescinded, amended or withdrawn. Such resolutions are sufficient to render inapplicable to this Agreement, the Merger, the Subsequent Merger and the other Transactions the provisions of Section 203 of the DGCL (“Section 203”). No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (collectively, “Takeover Laws”) apply or purport to apply to this Agreement, the Merger, the Subsequent Merger or any other Transaction.

(c) The only vote of holders of any class or series of Company Capital Stock or of any other securities of the Company necessary to approve and adopt this Agreement, the Merger and the Subsequent Merger is the approval and adoption of this Agreement by the holders of a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Requisite Vote”). The affirmative vote of the holders of Company Capital Stock or of any other securities of the Company is not necessary to consummate any Transaction other than the Merger.

SECTION 3.04. No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger, the Subsequent Merger and the other Transactions and the Financing and compliance with and performance of the terms hereof and thereof will not result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent or any right of termination, cancellation, acceleration or material modification of any obligation or right, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter and organizational documents of any Company Subsidiary, (ii) any Contract or Company Benefit Plan to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.04(b), any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions or the Financing, assuming the Financing is completed as set forth in the Financing Letter.

(b) No consent, approval, waiver, license, permit, franchise, authorization or Judgment (“Consent”) of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance hereof or the consummation of the Transactions or the ownership by Parent of the Surviving Corporation following the Closing, other than (i) compliance with, and Filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any Filings required under other applicable Regulatory Laws, (ii) the filing with the SEC of (A) the registration statement on Form S-4 in connection with the Share Issuance (together with any amendment or supplements thereto, the “Form S-4”) and the Joint Proxy Statement and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Subsequent Merger, the other Transactions, (iii) such Filings as are required under US state securities or “blue sky” Laws or securities Laws of jurisdictions other than the United States, (iv) the filing of the Certificate of Merger and the filing of the certificate of merger in connection with the Subsequent Merger, in each case with the Secretary of State of the State of Delaware, and (v) such other Consents and Filings the failure of which to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

SECTION 3.05. SEC Documents; Undisclosed Liabilities.

(a) The Company has filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since December 31, 2011 (the “Company SEC Documents”). None of the Company Subsidiaries is required to make any filings with the SEC.

(b) As of its respective filing date, or, if amended, as of the date of the last amendment prior to the date of this Agreement, each Company SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto (the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company Financial Statements fairly present in all material respects the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, all in accordance with GAAP, subject, in the case of interim Company Financial Statements, to normal year-end adjustments and the absence of notes. No financial statements of any Person other than the Company and the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. Except as required by GAAP, the Company has not, between December 31, 2011 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on December 31, 2011.

(d) The Company is and has been since January 1, 2009 in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) or under the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e) The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2010 relating to the Company SEC Documents and all written responses of the Company thereto other than with respect to requests for confidential treatment. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the Knowledge of the Company, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of the Company.

(f) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, (i) the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) the Company does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(g) The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Company Financial Statements or the notes thereto included in a Company

SEC Document filed with the SEC prior to the date hereof, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of the most recent audited balance sheet included in the Company Financial Statements and not in violation hereof and (iii) for liabilities and obligations arising out of or in connection with this Agreement or the Transactions.

SECTION 3.06. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, and, to the extent required, the requirements of Canadian provincial securities Laws, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, US Corp., Merger Sub or Merger LLC for inclusion or incorporation by reference in the Joint Proxy Statement.

SECTION 3.07. Absence of Certain Changes or Events.

(a) Since December 31, 2011, there has not occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From December 31, 2011 to the date hereof, (i) the business of the Company and the Company Subsidiaries has been conducted in the Ordinary Course of Business and (ii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.01(a). The Company has not waived the benefits of, provided any consent under, permitted any noncompliance with, knowingly failed to enforce, or agreed to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party. No confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party, or any covenant or other provision contained therein, has or will be terminated as a result of the execution and delivery hereof.

SECTION 3.08. Properties. The Company or one of the Company Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of the Company’s material real properties and tangible assets, free and clear of all Liens other than (a) Liens for current taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business of the Company or such Company Subsidiary consistent with past practice and (c) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as currently conducted. This Section 3.08 does not relate to Company Intellectual Property, which is the subject of Section 3.09.

SECTION 3.09. Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all of the Company Intellectual Property and Company Technology. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no pending or, to the Knowledge of the Company, threatened claims by any Person alleging infringement, misappropriation or dilution by the Company or any of the Company Subsidiaries of the intellectual property rights of any Person, (b) to the Knowledge of the Company, the conduct of the businesses of the Company and the Company Subsidiaries has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person and (c) to the Knowledge of the Company, no Person is infringing, misappropriating or diluting any Company Intellectual Property or Company Technology. The Company and the Company Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks.

SECTION 3.10. Information Technology; Security and Privacy. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) since January 1, 2010, (i) there have been, to the Knowledge of the Company, no security breaches in the Company’s or any of the Company Subsidiaries’ information technology systems, and (ii) there have been no disruptions in any of the Company’s or the Company Subsidiaries’ information technology systems that adversely affected the Company’s or any of the Company Subsidiaries’ business or operations; and (b) the Company has established and is in compliance with a written information security program or programs covering the Company and the Company Subsidiaries that (i) includes safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary Company Data and (ii) is designed to protect against unauthorized access to the Company IT Systems, Company Data, and the systems of any Third Party service providers that have access to (A) Company Data or (B) Company IT Systems.

SECTION 3.11. Contracts.

(a) All Contracts required to be filed as exhibits to the Company SEC Documents have been so filed in a timely manner. Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each of the following Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(1) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act) that has been filed in accordance with the rules and regulations promulgated under the Securities Act and Exchange Act;

(2) any employment Contract that requires aggregate payments with respect to annual salary and target bonus in excess of $400,000 on an annual basis and is not terminable without cause by the Company or a Company Subsidiary by notice of not more than 60 days and without any termination payment or penalty, or any severance Contract;

(3) any collective bargaining agreement or other Contract with any labor organization, union or association;

(4) any Contract that limits in any material respect the ability of the Company or any Company Subsidiary (or, following the consummation of the Transactions, would limit in any material respect the ability of Parent or any Parent Subsidiary, including the Surviving Company) to (i) compete or engage in any line of business or with any Person or in any geographic area or market segment or (ii) solicit the customers of any Third Party;

(5) any Contract that is required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act;

(6) any Contract for the lease of real property by the Company or any Company Subsidiary that by its terms calls for aggregate annual rent payments of more than $1,000,000 by the Company and the Company Subsidiaries;

(7) any material license, sublicense, option or other Contract relating in whole or in part to the Company Intellectual Property (including any license or other Contract under which the Company or a Company Subsidiary is licensee or licensor of any Intellectual Property) or to any Company Technology other than license agreements for software that are generally commercially available;

(8) any Contract or series of related Contracts relating to Indebtedness that is in excess of $1,000,000;

(9) any Contract under which the Company or a Company Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, or guaranteed any obligations of, any Person (other than the Company or a Company Subsidiary) (in each case other than extensions of credit to customers or vendors in the Ordinary Course of Business), in any such case that is in excess of $1,000,000;

(10) any Contract that provides for any standstill or similar obligations to which the Company or any Company Subsidiary is subject;

(11) (A) of the Contracts set forth in Section 3.11(a)(12) of the Company Disclosure Letter and of the top ten (10) procurement Contracts of the Company by annual spend (excluding any such procurement Contract set forth in Section 3.11(a)(12) of the Company Disclosure Letter), any such Contract (or any other Contract with any Third Party signatory to or a beneficiary of any such Contract) that (i) grants any exclusive rights to make, sell or distribute the Company’s or any of its Affiliates (including Parent and its Subsidiaries after Closing) products or services, (ii) grants “most favored nation” status or equivalent preferential pricing terms to any other Person, or (iii) obligates the Company or any Company Subsidiary to purchase or obtain a minimum or specified amount of any product or service from any Person in excess of $400,000 in any fiscal year, or (B) any Contract that involves the obligation or potential obligation of the Company or any Company Subsidiary to make any “earn-out” or similar payments to any Person;

(12) (i) the top twenty (20) Client Contracts of the Company and the Company Subsidiaries, taken as a whole, based on dollar volume of gross profit from such clients and customers for the fiscal year ended December 31, 2011; (ii) the top ten (10) Pharmacy Contracts of the Company and the Company Subsidiaries, taken as a whole, based on claims paid by the Company and the Company Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2011; (iii) the Contract with the top rebate aggregator of the Company and the Company Subsidiaries, taken as a whole, based on rebates received from such aggregator for the fiscal year ended December 31, 2011; (iv) the Contract with the top pharmaceutical wholesaler of the Company and the Company Subsidiaries, taken as a whole, based on dollar volume of purchases of the Company thereunder for the fiscal year ended December 31, 2011; and (v) any Contract with the top ten (10) suppliers (including purchasing agreements and group purchasing agreements, but excluding any Contract disclosed in response to any of the foregoing clauses of this Section 3.11(a)(12)) of the Company and Company Subsidiaries, taken as a whole, based on dollar volume of purchases by the Company and the Company Subsidiaries for the fiscal year ended December 31, 2011;

(13) any Contract (including a purchase order, but excluding any Contract set forth in Section 3.11(a)(12) of the Company Disclosure Letter) requiring annual expenditures by the Company or a Company Subsidiary of more than $1,000,000 or extending for a term more than 180 days from the date hereof (unless terminable without cause and without material payment or penalty upon no more than 60 days’ notice);

(14) any Contract involving a sale or disposition of a business with ongoing obligations or any Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by the Company or any Company Subsidiary with any other Person involving a potential combined commitment or payment by the Company and any Company Subsidiary in excess of $1,000,000 annually; or

(15) any Contract that is material to the business of the Company and the Company Subsidiaries, taken as a whole, that requires a consent to, or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, materially delay or impair the consummation of the Transactions or which consent or other provision, if not obtained, would result, individually or in the aggregate, in a Company Material Adverse Effect.

(b) To the Knowledge of the Company, all Contracts set forth or required to be set forth in Section 3.11(a) of the Company Disclosure Letter or filed or required to be filed as exhibits to the Company SEC Documents (collectively, the “Company Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Company Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought and except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, the Company or the applicable Company Subsidiary has performed all material obligations required to be performed by it under the Company Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder and, to the Knowledge of the Company, no other party to any Company Contract is (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder. Since January 1, 2011, neither the Company nor any of the Company Subsidiaries has received written notice of any actual or alleged violation of, or failure to comply with, any term or requirement of any Company Contract. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice of a threatened or actual termination, cancellation, material limitation of, or material adverse modification or change in, any Company Contract or the business relationship of the Company and the Company Subsidiaries with any one or more of the clients, customers, pharmacies, pharmaceutical manufacturers, rebate aggregators, suppliers or Governmental Entities (or any of their respective Affiliates) party to a Contract set forth in Section 3.11(a)(12) of the Company Disclosure Letter. True and complete copies of all Company Contracts, together with all amendments, supplements and modifications thereto (subject to any redactions made in accordance with the terms and conditions of the “Clean Room” Confidentiality Agreement, dated April 5, 2012, between the Company and Parent, among others), have been made available to Parent before the date hereof.

SECTION 3.12. Permits. Section 3.12 of the Company Disclosure Letter sets forth a true and complete list of all material Permits held by the Company and the Company Subsidiaries (the “Company Permits”), and the Company has delivered to Parent accurate and complete copies of all Company Permits. All Company Permits are valid and in full force and effect, and collectively constitute all Permits necessary for the Company and each Company Subsidiary to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except where the failure to maintain as valid and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, none of the Company Permits will be subject to revocation, withdrawal, suspension, termination, nonrenewal or modification as a result of the execution and delivery hereof or the consummation of the Transactions.

SECTION 3.13. Insurance. Section 3.13 of the Company Disclosure Letter sets forth a true and complete list of all material errors & omissions insurance, directors & officers liability insurance, comprehensive general liability insurance and fiduciary insurance policies, as well as any such historic occurrence-based policies still in force (collectively, “Insurance Policies”) issued in favor of the Company or any of the Company Subsidiaries, or pursuant to which the Company or any of the Company Subsidiaries is a named insured or otherwise a beneficiary (the “Company Insurance Policies”). All Company Insurance Policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date) and provide insurance in such amounts and against such risks as are reasonable in accordance with industry practices or as is required by Law. Neither the Company nor any of the Company Subsidiaries is in material breach or default, and neither the Company nor any of the Company Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any Company Insurance Policy. Since January 1, 2011, no notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any Company Insurance Policy, nor will any such cancellation or termination result from the consummation of the Transactions. The Company and the Company Subsidiaries have given notice to each such insurer of all material claims that have arisen since January 1, 2011 and may be insured thereby.

SECTION 3.14. Taxes.

(a) The Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all federal and state income Tax Returns and material state, local and foreign Tax Returns, in each case required to be filed by it (giving effect to all extensions), and all such Tax Returns are true, complete and accurate in all material respects.

(b) All Taxes shown to be due on such Tax Returns, or otherwise owed by the Company or any Company Subsidiary, whether or not shown on any Tax Return, have been timely paid.

(c) The most recent financial statements contained in the Company SEC Documents reflect an adequate reserve in accordance with GAAP for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.

(d) The Company and each Company Subsidiary has complied in all material respects with all rules and regulations relating to the withholding of Taxes.

(e) Any Tax Returns referred to in clause (a) relating to federal or material state income Taxes have been examined by and settled with the United States Internal Revenue Service (“IRS”), or relevant state taxing authority, or have been closed by virtue of the expiration of the relevant statute of limitations, for all taxable periods ending on or before December 31, 2011.

(f) No material issues that have been raised in writing, or proposed or threatened in writing, by the IRS or other relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (a) are currently pending.

(g) All material deficiencies asserted in writing or assessments made in writing relating to Taxes of the Company or any Company Subsidiary have been fully paid.

(h) During the past three years, neither the Company nor any Company Subsidiary has been a distributing or controlled corporation in a transaction intended to qualify under Section 355 of the Code.

(i) During the last five years, neither the Company nor any Company Subsidiary has participated in any so-called “listed transaction” (as defined in U.S. Treasury Regulations § 1.6011-4(b)(2)) that the Company or any Company Subsidiary is or was required to disclose to the IRS.

(j) No requests for waivers of the time to assess any material Taxes of the Company or any Company Subsidiary are pending, and neither the Company nor any Company Subsidiary has been granted an extension or waiver of the applicable limitations period for the assessment or collection of any Taxes.

(k) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company or any Company Subsidiary.

(l) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is the Company) or (ii) has any material liability (including as a result of any agreement or obligation to reimburse or indemnify) for the Taxes of any other Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Tax Law), or as a transferee or successor.

(m) For purposes of this Agreement:

“Taxes” means (i) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer or excise tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Entity, and (ii) liability for amount described in (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, or as a result of being a transferee or successor, or otherwise.

“Tax Return” means any return, declaration, statement, report, schedule, form, information return or similar statement required to be filed with respect to any Tax, including any amended Tax return, claim for refund, or declaration of estimated Tax.

SECTION 3.15. Tax Treatment. Neither the Company nor any Company Subsidiary has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance, in each case that would, to the Knowledge of the Company, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, if they would otherwise so qualify.

SECTION 3.16. Proceedings. Except for Proceedings of the type described in the second sentence of this Section 3.16 (irrespective of whether any such Proceeding existed prior to or after the date hereof), there is no Proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company, any Company Subsidiary any of their respective properties or assets, or any present or former officer, director or employee (in their capacity as an employee) of the Company or any Company Subsidiary, nor is there any Judgment outstanding against the Company, any Company Subsidiary any of their respective properties or assets, or any present or former officer, director or employee (in their capacity as an employee) of the Company or any Company Subsidiary that (a) relates to or involves more than $1,000,000, (b) seeks or imposes any material injunctive relief, (c) was commenced by a Governmental Entity or (d) has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there is no Proceeding pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that seeks to prevent, hinder, modify, delay or challenge the Transactions.

SECTION 3.17. Compliance with Laws; Environmental Laws.

(a) The Company and the Company Subsidiaries are and have been since January 1, 2009 in compliance in all respects with all Laws and all Judgments applicable to the Company, any Company Subsidiary or any assets owned or used by any of them, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication during the past three years from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance in any material respect with any Law.

(b) The Company and the Company Subsidiaries are in compliance in all respects with applicable Environmental Laws, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no material claims pursuant to any Environmental Law pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary.

(c) To the Knowledge of the Company, (i) it is in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupting payments; (ii) between January 1, 2010 and the date of this Agreement, the Company has not been investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity of, any violation by the Company of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments; and (iii) the Company and the Company Subsidiaries have an operational and effective Foreign Corrupt Practices Act/anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by the Company and the Company Subsidiaries with the Foreign Corrupt Practices Act and any other applicable Laws concerning corrupting payments.

SECTION 3.18. Regulatory Compliance.

(a) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, each of the Company, the Company Subsidiaries, its employees, officers, directors, agents, and contractors have been and are in compliance with, to the extent applicable, (i) all statutes, regulations, interpretations and guidance related to the federal health care programs, including Medicare and Medicaid; (ii) all federal Laws, rules, regulations, interpretations and applicable guidance relating to health care fraud and abuse, including: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b(b), 42 C.F.R. § 1001.952, (B) the Civil Monetary Penalty Act, 42 U.S.C. § 1320a-7a, (C) the Stark Law, 42 U.S.C. § 1395nn, 42 C.F.R. §§ 411.350 et seq., (D) the Civil False Claims Act, 31 U.S.C. §§ 3729 et seq., (E) the Beneficiary Inducement Statute, 42 U.S.C. § 1320a-7a(a)(5), (F) the Public Contracts Anti-Kickback Law, 41 U.S.C. §§ 8701 et seq., (G) state kickback, self referral, and false claims Laws and (H) criminal Laws or health care Laws relating to fraud and abuse; (iii) any and all state Laws relating to health care fraud and abuse or insurance and risk sharing products, services and arrangements; (iv) federal or state Laws relating to Medicaid or any other state health care or health insurance programs; (v) federal or state Laws relating to billing or claims for reimbursement submitted to any third-party payor; (vi) any other federal or state Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement or payment for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; (vii) the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d et seq. (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act (“HITECH”), 42 U.S.C. §§ 17921 et seq., any regulations, interpretations or guidance promulgated under HIPAA or HITECH from time to time, and any state Laws governing the use or disclosure of health or consumer information privacy or security or prescriber-identifiable information; (viii) the Public Health Services Act, 42 U.S.C. §§ 201 et seq.; and (ix) requirements of Law administered or issued by the Food and Drug Administration, including the federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq. Except as individually and in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has engaged in any activity that does or could constitute a drug switching communication to prescribers or patients such as those communication activities described in the Medco or Advance PCS settlements and related documents (see Consent Order of Court for Permanent Injunction, United States v. Merck-Medco Managed Care, LLC (E.D. Pa Apr. 26, 2004); Settlement Agreement, United States ex rel. Brown v. AdvancePCS, Inc., (E.D. Pa Sept. 8, 2005)). Except as individually and in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, no government or commercial third-party payment program has imposed a letter or demand or similar request or fine, penalty or other sanction on the Company or any of the Company Subsidiaries. None of the Company, the Company Subsidiaries, its or their respective employees, officers, directors, agents or contractors has been excluded, suspended or debarred from participation in any federal health care program. To the Knowledge of the Company, none of the Company, the Company Subsidiaries, its employees, officers, directors, agents or contractors is currently subject to any federal or state investigation, or other compliance or enforcement action, including, but not limited to, any action brought under the Civil False Claims Act, 31 U.S.C. §§ 3729 et seq., and the Anti-Kickback Law, 42 U.S.C. § 1320a-7b(b), 42 C.F.R. § 1001.952.

(b) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2009, neither the Company, any Company Subsidiary, employees, officers, directors, agents, and contractors of the Company or any Company Subsidiary, with respect to actions taken on behalf of the Company or a Company Subsidiary, (i) has been assessed a civil money penalty under 42 U.S.C. § 1320a-7a or any regulations promulgated thereunder, (ii) has been excluded, suspended, or debarred from participation in any federal health care program or state health care program (as such terms are defined under 42 C.F.R. § 1001.2, 42 U.S.C. § 1320a-7, 42 U.S.C. § 1320a-7(b), and 48 C.F.R. § 9.405), (iii) has been convicted of any criminal or civil offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a drug or a controlled substance or (iv) is a party to or subject to any investigation, action or proceeding concerning any of the matters described above in clauses (i) through (iii). To the Knowledge of the Company, there are no acts that furnish a reasonable basis for a warning letter or other federal or state administrative regulatory or letter, other adverse regulatory communication or action, or civil or criminal investigation or action involving or relating to the Company or the Company Subsidiaries.

(c) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) have been and are in compliance with all applicable Laws and any other applicable guidance relating to the Company’s business and to the operation of pharmacies, the repackaging of drug products, the wholesale distribution of prescription drugs or controlled substances, and the dispensing of prescription drugs or controlled substances, including the Controlled Substances Act, 21 U.S.C. §§ 801 et seq., and any corresponding state Laws, (ii) have been and are in compliance with all applicable Laws and any other applicable guidance relating to the labeling, packaging, advertising, or adulteration of prescription drugs or controlled substances and (iii) have not been and are not subject to any sanction or other adverse action by any Governmental Entity for the matters described above in clauses (i) and (ii).

(d) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2009, (i) the Company and the Company Subsidiaries (A) have maintained all records required by any Governmental Entity with which the Company or any Company Subsidiary has contracted or as required by any federal health care programs, including Medicare and Medicaid and (B) have filed all regulatory reports, Filings and other documents, together with any amendments required to be filed with respect thereto, that each was required to file with any Governmental Entity, and have timely paid all material fees and assessments due and payable in connection therewith; and (ii) neither the Company nor any Company Subsidiary (A) has received or been subject to any written notice, charge, claim or assertion alleging any violation of any federal Law, rule, regulation, interpretation or guidance relating to health care fraud and abuse, and to the

Knowledge of the Company, no Proceeding alleging any violation of any such Law, rule, regulation, interpretation or guidance by the Company or the Company Subsidiaries is currently threatened against the Company or any Company Subsidiary or (B) has settled, or agreed to settle, any Proceeding brought by any Governmental Entity for a violation of any federal Law, rule, regulation, interpretation or guidance relating to health care fraud and abuse.

(e) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2009, the Company and the Company Subsidiaries (i) have been and are in compliance with all applicable Laws relating to medical records, medical or health information privacy or security or electronic health information exchange, including HIPAA, the Standards for Privacy of Individually Identifiable Health Information, codified at 45 C.F.R. Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information, codified at 45 C.F.R. Parts 160 and 164, Subpart A and C, the Standards for Electronic Transactions and Code Sets codified at 45 C.F.R. Parts 160 and 162 and promulgated under HIPAA, HITECH and the HITECH implementing regulations, including Notification in the Case of Breach of Unsecured Protected Health Information, codified at 45 C.F.R. Parts 160 and 164, Subpart D, (ii) have been and are in compliance with all applicable terms and conditions of any Contract that regulates or limits the maintenance, use, disclosure or transmission of medical records, patient information or other personal information made available to or collected by the Company or any Company Subsidiary in connection with the operation of their businesses, including “business associate” agreements (clauses (i) and (ii) being referred to collectively hereafter as the “Privacy Commitments”), (iii) have implemented all confidentiality, security and other protective measures required by those Privacy Commitments, and (iv) have collected, maintained and used at all times all Personal Data and all Protected Health Information, each as defined at 45 C.F.R. § 160.103, in compliance with the Privacy Commitments and applicable Law, the applicable terms and conditions of any Contract to which the Company or any Company Subsidiary is a party and all policies and practices relating to Personal Data that the Company and each Company Subsidiary have communicated to Persons about whom the Personal Data relates.

SECTION 3.19. Absence of Changes in Benefit Plans and Agreements. Since December 31, 2011 through the date hereof, there has not been (i) any adoption or amendment in any material respect by the Company or any Company Subsidiary of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, equity or equity-based incentive, phantom stock, retirement, directors’ compensation, holiday pay, vacation, severance, sick leave, disability, death benefit, hospitalization, medical, fringe benefit, insurance or other plan, arrangement or understanding (whether or not legally binding), in each case established or maintained by the Company, any Company Subsidiary or any of their respective ERISA Affiliates or as to which the Company, any Company Subsidiary or any of their respective ERISA Affiliates has contributed or otherwise may have any liability (collectively, “Company Benefit Plans”) or (ii) any entering into or amendment of any employment, incentive compensation, retention, consulting, indemnification, severance or termination, or other similar Contract between the Company or any Company Subsidiary and any current or former employee, executive officer, director or consultant of the Company or any Company Subsidiary (collectively, the “Company Benefit Agreements”). Neither the Company nor any Company Subsidiary maintains or has any obligation or liability under any general severance plan or policy.

SECTION 3.20. ERISA Compliance; Excess Parachute Payments.

(a) Section 3.20(a) of the Company Disclosure Letter contains a list of all Company Benefit Plans and Company Benefit Agreements, including any “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) (“Company Pension Plans”) and “employee welfare benefit plans” (as defined in Section 3(1) of ERISA). Except as individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan and Company Benefit Agreement has been administered in compliance with its terms and with the requirements of Law, including ERISA and the Code. No Proceeding is pending or, to the Knowledge of the Company, threatened, with respect to any Company Benefit Plan or Company Benefit Agreement. All contributions required to be made to each Company Benefit Plan and Company Benefit Agreement have been timely made and all obligations in respect of each Company Benefit Plan and Company Benefit Agreement have been properly accrued and reflected on the Company’s financial statements. The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan and Company Benefit Agreement and all amendments thereto (or, in the case of any unwritten Company Benefit Plan or Company Benefit Agreement, a description thereof), (ii) with respect to each Company Benefit Plan, to the extent applicable, for the two most recent plan years (A) the annual report on Form 5500 and attached schedules, (B) audited financial statements of such Company Benefit Plan and (C) actuarial valuation reports, (iii) the most recent summary plan description for each Company Benefit Plan (or other written explanation provided to employees in the case of a Company Benefit Plan for which such summary plan description is not required), (iv) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code, (v) any request for a determination currently pending before the IRS, (vi) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation relating to any outstanding controversy or audit and (vii) each trust, insurance, administrative or group annuity contract relating to any Company Benefit Plan.

(b) All Company Pension Plans that are intended to be qualified under Section 401(a) of the Code have been the subject of determination or opinion letters from the IRS to the effect that such Company Pension Plans are so qualified and all related trusts that are intended to be exempt from federal income taxes under Section 501(a) of the Code have been the subject of determination or opinion letters from the IRS to the effect that such trusts are so exempt, and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened or any fact or event occurred that would reasonably be expected to adversely affect the qualified status of any such Company Pension Plan or the exempt status of any such trust, nor has any such Company Pension Plan been amended since the date of its most recent determination or opinion letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs. Neither the Company nor any Company Subsidiary has any liability or obligation under any Company Benefit Plan or Company Benefit Agreement to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code. None of the Company, any Company Subsidiary or any of their respective ERISA Affiliates has any liability for a failure to comply with Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA.

(c) None of the Company, any Company Subsidiary or any of their respective ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any pension plan which is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA. None of the Company, any Company Subsidiary or any of their respective ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any multiemployer plan (as defined in Section 4001(a)(3) of ERISA). Except as individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company, any Company Subsidiary, any officer of the Company or of any Company Subsidiary or any of the Company Benefit Plans which are subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility.

(d) With respect to Company Pension Plans that are subject to or governed by the Laws of any jurisdiction other than the United States (the “Non-US Company Pension Plans”), except as individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the fair market value of the assets of each funded Non-US Company Pension Plan, the liability of each insurer for any Non-US Company Pension Plan funded through insurance or the reserve shown on the Company’s financial statements for any unfunded Non-US Company Pension Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations and (ii) each Non-US Company Pension Plan required to be registered with a Governmental Entity has been registered, has been maintained in good standing with the appropriate Governmental Entities and has been maintained and operated in all respects in accordance with its terms and is in compliance with all applicable Law.

(e) With respect to any arrangement of the Company or any Company Subsidiary that is subject to Section 409A of the Code, (i) the written terms of such arrangement has at all times since January 1, 2009 been in compliance with, and (ii) such arrangement has, at all times while subject to Section 409A of the Code, been operated in compliance with, Section 409A of the Code and all applicable guidance thereunder, in each case except as individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has any obligation to provide any gross-up payment to any individual with respect to any income tax, additional tax or interest charge imposed pursuant to Section 409A of the Code.

(f) With respect to any Company Benefit Plan that is an employee welfare benefit plan, (i) no such Company Benefit Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code) and (ii) each such Company Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code.

(g) No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger, the Subsequent Merger, any other Transaction or the Financing by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in U.S. Treasury Regulation Section 1.280G-1) under any Company Benefit Plan or Company Benefit Agreement, either alone or together with any other event, could be characterized as a “parachute payment” (as defined in Section 280G of the Code).

(h) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger, the Subsequent Merger, the other Transactions or the Financing and compliance with the terms hereof and thereof will not (i) entitle any employee, officer or director of the Company or any Company Subsidiary to any severance, transaction bonus, retention or other payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan or Company Benefit Agreement or (iii) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement.

SECTION 3.21. Employee and Labor Matters. Neither the Company nor any Company Subsidiary is a party to any collective bargaining Contract or any labor Contract. Neither the Company nor any Company Subsidiary has engaged in any unfair labor practice or violation of state or local labor, wage and hour, or employment laws with respect to any Persons employed by or otherwise performing services primarily for the Company or any Company Subsidiary (the “Company Business Personnel”), and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the Company Subsidiaries by the National Labor Relations Board, any comparable state or federal agency, or any other Third Party with respect to the Company Business Personnel, except where such unfair labor practice, complaint, grievance or other administrative or judicial complaint, action or investigation, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary which may interfere with the respective business activities of the Company or any Company Subsidiary, except where such dispute, strike or work stoppage has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.22. Opinion of Financial Advisor. The Board of Directors of the Company has received the oral opinion of Goldman, Sachs & Co., to be confirmed in writing (with a copy provided solely for informational purposes to Parent promptly after the Company receiving such confirmation), to the effect that, as of the date of this Agreement, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders.

SECTION 3.23. Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co. and Citigroup Global Markets Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger, the Subsequent Merger, the other Transactions or the Financing based upon arrangements made by or on behalf of the Company.

ARTICLE IV

Representations and Warranties of Parent, US Corp., Merger Sub and Merger LLC

Except (i) as disclosed in the Parent SEC Documents filed with the SEC and publicly available on the SEC’s EDGAR website prior to the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature); provided, however, that any disclosures in such Parent SEC Documents that are the subject of this clause (i) shall be deemed to qualify a representation or warranty only if the relevance of such disclosure to such representation or warranty is reasonably apparent on the face of such disclosure; provided, further, that the disclosures in the Parent SEC Documents shall not be deemed to qualify any representations or warranties made in Section 4.02(a), Section 4.03, Section 4.22 or Section 4.23 or (ii) in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections, Parent, US Corp., Merger Sub and Merger LLC jointly and severally represent and warrant to the Company as follows:

SECTION 4.01. Organization, Standing and Power.

(a) Each of Parent and its Parent Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite corporate, limited liability, partnership or other entity power and authority to conduct its businesses as presently conducted. Section 4.01(a) of the Parent Disclosure Letter lists each Parent Subsidiary and its jurisdiction of organization. Parent and each Parent Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Subsidiary” means any subsidiary of Parent and “Significant Parent Subsidiary” means any Parent Subsidiary that constitutes a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the SEC.

(b) Parent has made available to the Company true and complete copies of the articles of continuance of Parent (the “Parent Charter”), the by-laws of Parent, as amended to the date of this Agreement (as so amended, the “Parent By-laws”), the articles of incorporation and by-laws of US Corp., in each case as amended to the date of this Agreement, the certificate of incorporation and by-laws of Merger Sub, in each case as amended to the date of this Agreement, the certificate of formation and limited liability company operating agreement of Merger LLC, in each case as amended to the date of this Agreement, and the comparable charter and organizational documents of each other Significant Parent Subsidiary, in each case as amended to the date of this Agreement.

SECTION 4.02. Capital Stock of Parent and the Parent Subsidiaries.

(a) The authorized capital stock of Parent consists of an unlimited number of shares of Parent Common Stock. At the close of business on April 16, 2012, (i) 62,824,070 shares of Parent Common Stock were issued and outstanding, (ii) 1,052,987 shares of Parent Common Stock were subject to outstanding U.S. dollar-denominated Parent Stock Options, (iii) 71,522 shares of Parent Common Stock were subject to outstanding Canadian dollar-denominated Parent Stock Options, (iv) 428,211 shares of Parent Common Stock were issuable upon the vesting of outstanding time-based restricted stock units of Parent granted under the Parent Stock Plans, (v) 316,298 shares of Parent Common Stock were issuable upon the vesting of outstanding performance-based restricted stock units of Parent granted under the Parent Stock Plans (assuming the performance targets associated with such performance-based restricted stock units will be met at the maximum level), and (vi) 1,406,238 additional shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans.

(b) The Parent Common Stock to be issued in connection with the Merger will, when issued pursuant to the Merger, be duly and validly issued as fully paid and non-assessable common shares in the capital of Parent and be free and clear of any Liens applicable to Parent. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by US Corp. free and clear of any Lien. All of the outstanding equity interests of Merger LLC have been validly issued and are owned by US Corp. free and clear of any Lien. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of Parent Common Stock and all the outstanding shares of capital stock of each Significant Parent Subsidiary are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law, the Parent Charter, the Parent By-laws, the certificate of incorporation or by-laws (or comparable charter and organizational documents) of any such Significant Parent Subsidiary or any Contract to which Parent or any Significant Parent Subsidiary is a party or otherwise bound. There are not any bonds, debentures, notes or other Indebtedness of Parent or any Significant Parent Subsidiary having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which holders of common stock of Parent or any Significant Parent Subsidiary may vote (“Voting Parent Debt”). Except as set forth above, there are not any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent or any Significant Parent Subsidiary is a party or by which any of them is bound (A) obligating Parent or any Significant Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, Parent or of any Significant Parent Subsidiary or any Voting Parent Debt or (B) obligating Parent or any Significant Parent Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking (collectively, “Parent Convertible Securities”). There are not any outstanding contractual obligations of Parent or any Significant Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other equity interests of Parent or any Significant Parent Subsidiary.

(c) Section 4.02(c) of the Parent Disclosure Letter sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other equity interests with a fair market value as of the date hereof in excess of $1,000,000 in any Person (other than a Parent Subsidiary) owned as of the date hereof, directly or indirectly, by Parent or any Significant Parent Subsidiary.

SECTION 4.03. Authority; Execution and Delivery; Enforceability.

(a) Each of Parent, US Corp., Merger Sub and Merger LLC has full power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions and the Financing. The execution and delivery by each of Parent, US Corp., Merger Sub and Merger LLC of this Agreement, the performance and compliance by Parent with each of its obligations herein and the consummation by it of the Transactions and the Financing have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, US Corp., Merger Sub and Merger LLC subject in the case of the Share Issuance, to receipt of the Parent Stockholder Approval. Parent, as sole stockholder of US Corp., has approved this Agreement. US Corp., as sole stockholder of Merger Sub and sole member of Merger LLC, has approved this Agreement. Each of Parent, US Corp., Merger Sub and Merger LLC has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. None of Parent, US Corp., Merger Sub or Merger LLC is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203.

(b) The Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger, the Share Issuance and the other Transactions and the Financing, (ii) determining that the terms of the Merger, the Subsequent Merger, the Share Issuance and the other Transactions and the Financing are fair to and in the best interests of Parent and its stockholders (the “Parent Determination”) and (iii) recommending that Parent’s stockholders approve the Share Issuance. Unless a Parent Adverse Recommendation Change has occurred in accordance with Section 5.03(e) or 5.03(f), such resolutions remain in full force and effect and have not been modified, rescinded, amended or withdrawn. The Board of Directors of US Corp., pursuant to an action by unanimous written consent, duly and unanimously adopted resolutions approving this Agreement, the Merger, the Subsequent Merger, the other Transactions and the Financing.

(c) Assuming that neither the Company nor any of its “affiliates” or “associates” is an “interested stockholder” (each term, as defined in Section 203) or an “interested party” of Parent or a “related party” of an interested party of Parent (each term, as defined in Canadian Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions), the only vote of holders of any class or series of Parent’s capital stock or of any other securities of Parent necessary to approve this Agreement, the Merger, the Subsequent Merger, the Share Issuance, the other Transactions and the Financing is the approval of the Share Issuance by the holders of a majority of the shares of Parent Common Stock entitled to vote and present in person or represented by proxy at the Parent Stockholders Meeting (the “Parent Stockholder Approval”). The affirmative vote of the holders of Parent Common Stock or of any other securities of Parent is not necessary to consummate any Transaction or the Financing other than the Share Issuance.

SECTION 4.04. No Conflicts; Consents.

(a) The execution and delivery by each of Parent, US Corp., Merger Sub and Merger LLC of this Agreement do not, and the consummation of the Merger, the Subsequent Merger, the Share Issuance, the other Transactions and the Financing and compliance with and performance of the terms hereof and thereof will not result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent or any right of termination, cancellation, acceleration or material modification of any obligation or right, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the Parent Charter, Parent By-laws or the comparable charter or organizational documents of any Parent Subsidiary, (ii) any material Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any material Judgment or material Law applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect or materially impair the ability of Parent to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions or the Financing.

(b) No Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance hereof or the consummation of the Transactions or the Financing, other than (i) compliance with and Filings under the HSR Act and any Filings required under other applicable Regulatory Laws, (ii) the filing with the SEC of (A) the Form S-4 and the Joint Proxy Statement and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Subsequent Merger, the other Transactions and the Financing, (iii) such Filings as are required by Nasdaq or the TSX or under US state securities or “blue sky” Laws or securities Laws of jurisdictions other than the United States, (iv) the filing of the Certificate of Merger and the filing of the certificate of merger in connection with the Subsequent Merger, in each case with the Secretary of State of the State of Delaware, and (v) such other Consents and Filings the failure of which to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or materially impair the ability of Parent to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions or the Financing.

SECTION 4.05. Publicly Filed Documents; Undisclosed Liabilities.

(a) Parent has filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by Parent with (i) the SEC under the Securities Act or the Exchange Act (the “Parent SEC Documents”) and (ii) the Canadian securities regulatory authorities under applicable Canadian securities Laws (the “Parent Sedar Documents” and together with the Parent SEC Documents, the “Parent Publicly Filed Documents”), in each case since December 31, 2011. All Contracts required to be filed as exhibits to the Parent SEC Documents have been so filed in a timely manner.

(b) As of its respective filing date, or, if amended, as of the date of the last amendment prior to the date of this Agreement, each Parent Publicly Filed Document complied in all material respects with the requirements of the Exchange Act or the Securities Act and applicable Canadian securities Laws, as the case may be, and the rules and regulations of the SEC promulgated thereunder and of the Canadian securities regulatory authorities applicable to such Parent Publicly Filed Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of Parent included in the Parent Publicly Filed Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and applicable Canadian securities Laws with respect thereto. The Parent Financial Statements fairly present in all material respects the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, all in accordance with GAAP, subject, in the case of interim Parent Financial Statements, to normal year-end adjustments and the absence of notes. No financial statements of any Person other than Parent and the Parent Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent. Except as required by GAAP, Parent has not, between December 31, 2011 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on December 31, 2011.

(d) Parent is and has been since January 1, 2009 in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and applicable Canadian securities Laws and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq and the TSX.

(e) Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC and the Canadian securities regulatory authorities received since January 1, 2010 relating to the Parent Publicly Filed Documents and all written responses of Parent thereto other than with respect to requests for confidential treatment. There are no outstanding or unresolved comments in comment letters received from the SEC staff and the Canadian securities regulatory authorities with respect to any Parent Publicly Filed Documents and, to the Knowledge of Parent, none of the Parent Publicly Filed Documents (other than confidential treatment requests) is the subject of ongoing SEC review or review by the Canadian securities regulatory authorities. There are no internal investigations, or to the Knowledge of Parent, SEC inquiries, inquiries by the Canadian securities regulatory authorities or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of Parent.

(f) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act and applicable Canadian securities Laws) as required by Rules 13a-15 and 15d-15 under the Exchange Act and applicable Canadian securities Laws. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act and applicable Canadian securities Laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act and applicable Canadian securities Laws. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent Publicly Filed Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, and any corresponding Canadian filings, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Parent’s management’s most recently completed evaluation of Parent’s internal control over financial reporting prior to the date of this Agreement, (i) Parent had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) Parent does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(g) Parent and the Parent Subsidiaries do not have any material liabilities or obligations of a nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected on a consolidated balance sheet of Parent or in the notes thereto that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Parent Financial Statements or the notes thereto included in a Parent SEC Document filed with the SEC prior to the date hereof, (ii) for liabilities and obligations incurred in the Ordinary Course of Business and (iii) for liabilities and obligations arising out of or in connection with this Agreement or the Transactions or the Financing.

SECTION 4.06. Information Supplied. None of the information supplied or to be supplied by Parent, US Corp., Merger Sub or Merger LLC for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC and the Canadian securities regulatory authorities, at the time of any amendment or supplement thereto or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or the Exchange Act and applicable Canadian securities and corporate Laws, as applicable, and the rules and regulations thereunder, except that no representation is made by Parent, US Corp., Merger Sub or Merger LLC with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

SECTION 4.07. Absence of Certain Changes or Events.

(a) Since December 31, 2011, there has not occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) From December 31, 2011 to the date hereof, (i) the business of Parent and the Parent Subsidiaries has been conducted in the Ordinary Course of Business and (ii) neither Parent nor any Parent Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.01(b). Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and thereunder and matters ancillary thereto. Since the date of its formation, Merger LLC has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

SECTION 4.08. Properties. Parent or one of the Parent Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in all of Parent’s material real properties and tangible assets, free and clear of all Liens other than (a) Liens for current taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business of Parent or such Parent Subsidiary consistent with past practice and (c) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of Parent and the Parent Subsidiaries as currently conducted. This Section 4.08 does not relate to Parent Intellectual Property, which is the subject of Section 4.09.

SECTION 4.09. Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all of the Parent Intellectual Property and Parent Technology. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there are no pending or, to the Knowledge of Parent, threatened claims by any Person alleging infringement, misappropriation or dilution by Parent or any of the Parent Subsidiaries of the intellectual property rights of any Person, (b) to the Knowledge of Parent, the conduct of the businesses of Parent and the Parent Subsidiaries has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person and (c) to the Knowledge of Parent, no Person is infringing, misappropriating or diluting any Parent Intellectual Property or Parent Technology. Parent and the Parent Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks.

SECTION 4.10. Information Technology; Security and Privacy. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) since January 1, 2010, (i) there have been, to the Knowledge of Parent, no security breaches in Parent’s or any of the Parent Subsidiaries’ information technology systems, and (ii) there have been no disruptions in any of Parent or the Parent Subsidiaries’ information technology systems that adversely affected Parent’s or any of the Parent Subsidiaries’ business or operations; and (b) Parent has established and is in compliance with a written information security program or programs covering Parent and the Parent Subsidiaries that (i) includes safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary Parent Data and (ii) is designed to protect against unauthorized access to the Parent IT Systems, Parent Data, and the systems of any Third Party service providers that have access to (A) Parent Data or (B) Parent IT Systems.

SECTION 4.11. Permits. All material Permits held by Parent and the Parent Subsidiaries (the “Parent Permits”) are valid and in full force and effect, and collectively constitute all Permits necessary for Parent and each Parent Subsidiary to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except where the failure to maintain as valid and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, none of the Parent Permits will be subject to revocation, withdrawal, suspension, termination, nonrenewal or modification as a result of the execution and delivery hereof or the consummation of the Transactions or the Financing.

SECTION 4.12. Insurance. All Insurance Policies issued in favor of Parent or any of the Parent Subsidiaries, or pursuant to which Parent or any of the Parent Subsidiaries is a named insured or otherwise a beneficiary (the “Parent Insurance Policies”) are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date) and provide insurance in such amounts and against such risks as are reasonable in accordance with industry practices or as is required by Law.

Neither Parent nor any of the Parent Subsidiaries is in material breach or default, and neither Parent nor any of the Parent Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any of the Parent Insurance Policies. Since January 1, 2011, no notice of cancellation or termination has been received by Parent or any Parent Subsidiary with respect to any Parent Insurance Policy, nor will any such cancellation or termination result from the consummation of the Transactions or the Financing. Parent and the Parent Subsidiaries have given notice to each such insurer of all material claims that have arisen since January 1, 2011 and may be insured thereby.

SECTION 4.13. Taxes.

(a) Parent and each Parent Subsidiary has timely filed, or has caused to be timely filed on its behalf, all US or Canadian federal, state, provincial or territorial income Tax Returns and material state, federal, provincial, territorial, local and foreign Tax Returns, in each case required to be filed by it (giving effect to all extensions), and all such Tax Returns are true, complete and accurate in all material respects.

(b) All Taxes shown to be due on such Tax Returns, or otherwise owed by Parent or any Parent Subsidiary, whether or not shown on any Tax Return, have been timely paid.

(c) The most recent financial statements contained in Parent SEC Documents reflect an adequate reserve in accordance with GAAP for all Taxes payable by Parent and the Parent Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.

(d) Parent and each Parent Subsidiary has complied in all material respects with all rules and regulations relating to the withholding of Taxes.

(e) Any Tax Returns referred to in clause (a) relating to US or Canadian federal or material federal, state, provincial or territorial income Taxes have been examined by and settled with the IRS, or have been assessed by the relevant Canadian federal, provincial or territorial authority, or have been closed by virtue of the expiration of the relevant statute of limitations, for all taxable periods ending on or before December 31, 2011.

(f) No material issues that have been raised in writing, or proposed or threatened in writing, by the IRS or other relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (a) are currently pending.

(g) All material deficiencies asserted in writing or assessments made in writing relating to Taxes of Parent or any Parent Subsidiary have been fully paid.

(h) During the past three years, neither Parent nor any Parent Subsidiary has been a distributing or controlled corporation in a transaction intended to qualify under Section 355 of the Code.

(i) During the last five years, neither Parent nor any Parent Subsidiary has participated in any so-called “listed transaction” (as defined in U.S. Treasury Regulations § 1.6011-4(b)(2)) that Parent or any Parent Subsidiary is or was required to disclose to the IRS.

(j) No requests for waivers of the time to assess any material Taxes of Parent or any Parent Subsidiary are pending, and neither Parent nor any Parent Subsidiary has been granted an extension or waiver of the applicable limitations period for the assessment or collection of any Taxes.

(k) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Parent or any Parent Subsidiary.

(l) Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is Parent or one of the Parent Subsidiaries) or (ii) has any material liability (including as a result of any agreement or obligation to reimburse or indemnify) for the Taxes of any other Person (other than Parent or any Parent Subsidiary) under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Tax Law), or as a transferee or successor.

(m) For all material transactions between Parent, on the one hand, and any non-resident Person (within the meaning of the Income Tax Act (Canada)) with whom Parent was not dealing at arm’s length for purposes of the Income Tax Act (Canada), on the other hand, during a taxation year for which the relevant statute of limitations remains open and ending on or before the Closing Date, Parent has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Income Tax Act (Canada).

SECTION 4.14. Tax Treatment. Neither Parent nor any Parent Subsidiary has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance, in each case that would, to the Knowledge of Parent, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, if they would otherwise so qualify.

SECTION 4.15. Proceedings. Except for Proceedings of the type described in the second sentence of this Section 4.15 (irrespective of whether any such Proceeding existed prior to or after the date hereof), there is no Proceeding pending or, to the Knowledge of Parent, threatened against or affecting Parent, any Parent Subsidiary any of their respective properties or assets, or any present or former officer, director or employee (in their capacity as an employee) of Parent or any Parent Subsidiary, nor is there any Judgment outstanding against Parent, any Parent Subsidiary any of their respective properties or assets, or any present or former officer, director or employee (in their capacity as an employee) of Parent or any Parent Subsidiary that (i) relates to or involves more than $1,000,000, (ii) seeks or imposes any material injunctive relief, (iii) was commenced by a Governmental Entity or (iv) has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, there is no Proceeding pending, or to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary that seeks to prevent, hinder, modify, delay or challenge the Transactions or the Financing.

SECTION 4.16. Compliance with Laws; Environmental Laws.

(a) Parent and the Parent Subsidiaries are and have been since January 1, 2009 in compliance in all respects with all Laws and all Judgments applicable to Parent, any Parent Subsidiary or any assets owned or used by any of them, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written communication during the past three years from a Governmental Entity that alleges that Parent or a Parent Subsidiary is not in compliance in any material respect with any Law.

(b) Parent and the Parent Subsidiaries are in compliance in all respects with applicable Environmental Laws, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. There are no material claims pursuant to any Environmental Law pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary.

(c) To the Knowledge of Parent, (i) it is in compliance in all material respects with the Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) and any other United States and foreign Laws concerning corrupting payments; (ii) between January 1, 2010 and the date of this Agreement, Parent has not been investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity of, any violation by Parent of the Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) or any other United States or foreign Laws concerning corrupting payments; and (iii) Parent and the Parent Subsidiaries have an operational and effective Foreign Corrupt Practices Act/Corruption of Foreign Public Officials Act (Canada)/anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by Parent and the Parent Subsidiaries with the Foreign Corrupt Practices Act and any other applicable Laws concerning corrupting payments.

SECTION 4.17. Regulatory Compliance.

(a) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, each of Parent, the Parent Subsidiaries, its employees, officers, directors, agents, and contractors have been and are in compliance with, to the extent applicable, (i) all statutes, regulations, interpretations and guidance related to the federal health care programs, including Medicare and Medicaid; (ii) all federal Laws, rules, regulations, interpretations and applicable guidance relating to health care fraud and abuse, including: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b(b), 42 C.F.R. § 1001.952, (B) the Civil Monetary Penalty Act, 42 U.S.C. § 1320a-7a, (C) the Stark Law, 42 U.S.C. § 1395nn, 42 C.F.R. §§ 411.350 et seq., (D) the Civil False Claims Act, 31 U.S.C. §§ 3729 et seq., (E) the Beneficiary Inducement Statute, 42 U.S.C. § 1320a-7a(a)(5), (F) the Public Contracts Anti-Kickback Law, 41 U.S.C. §§ 8701 et seq., (G) state kickback, self referral, and false claims Laws and (H) criminal Laws or health care Laws relating to fraud and abuse; (iii) any and all state Laws relating to health care fraud and abuse or insurance and risk sharing products, services and arrangements; (iv) federal or state Laws relating to Medicaid or any other state health care or health insurance programs; (v) federal or state Laws relating to billing or claims for reimbursement submitted to any third-party payor; (vi) any other federal or state Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement or payment for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; (vii) HIPAA, HITECH, any regulations, interpretations or guidance promulgated under HIPAA or HITECH from time to time, and any state Laws governing the use or disclosure of health or consumer information privacy or security; (viii) the Public Health Services Act, 42 U.S.C. §§ 201 et seq.; and (ix) requirements of Law administered or issued by the Food and Drug Administration, including the federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq. Except as individually and in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has engaged in any activity that does or could constitute a drug switching communication to prescribers or patients such as those communication activities described in the Medco or Advance PCS settlements and related documents (see Consent Order of Court for Permanent Injunction, United States v. Merck-Medco Managed Care, LLC (E.D. Pa Apr. 26, 2004); Settlement Agreement, United States ex rel. Brown v. AdvancePCS, Inc. (E.D. Pa Sept. 8, 2005)). Except as individually and in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, no government or commercial third-party payment program has imposed a letter or demand or similar request or fine, penalty or other sanction on Parent or any of the Parent Subsidiaries. None of Parent, the Parent Subsidiaries, its or their respective employees, officers, directors, agents or contractors has been excluded, suspended or debarred from participation in any federal health care program. To the Knowledge of the Company, none of the Company, the Company Subsidiaries, its employees, officers, directors, agents or contractors is currently subject to any federal or state investigation, or other compliance or enforcement action, including, but not limited to, any action brought under the Civil False Claims Act, 31 U.S.C. §§ 3729 et seq., and the Anti-Kickback Law, 42 U.S.C. § 1320a-7b(b), 42 C.F.R. § 1001.952.

(b) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2009, neither Parent, any Parent Subsidiary, employees, officers, directors, agents, and contractors of Parent or any Parent Subsidiary, with respect to actions taken on behalf of Parent or a Parent Subsidiary, (i) has been assessed a civil money penalty under 42 U.S.C. § 1320a-7a or any regulations promulgated thereunder, (ii) has been excluded, suspended, or debarred from participation in any federal health care program or state health care program (as such terms are defined under 42 C.F.R. § 1001.2, 42 U.S.C. § 1320a-7, 42 U.S.C. § 1320a-7(b), and 48 C.F.R. § 9.405), (iii) has been convicted of any criminal or civil offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a drug or a controlled substance or (iv) is a party to or subject to any investigation, action or proceeding concerning any of the matters described above in clauses (i) through (iii). To the Knowledge of Parent, there are no acts that furnish a reasonable basis for a warning letter or other federal or state administrative regulatory or letter, other adverse regulatory communication or action, or civil or criminal investigation or action involving or relating to Parent or the Parent Subsidiaries.

(c) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries (i) have been and are in compliance with all applicable Laws and any other applicable guidance relating to Parent’s business and to the operation of pharmacies, the repackaging of drug products, the wholesale distribution of prescription drugs or controlled substances, and the dispensing of prescription drugs or controlled substances, including the Controlled Substances Act, 21 U.S.C. §§ 801 et seq., and any corresponding state Laws, (ii) have been and are in compliance with all applicable Laws and any other applicable guidance relating to the labeling, packaging, advertising, or adulteration of prescription drugs or controlled substances and (iii) have not been and are not subject to any sanction or other adverse action by any Governmental Entity for the matters described above in clauses (i) and (ii).

(d) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2009, (i) Parent and the Parent Subsidiaries (A) have maintained all records required by any Governmental Entity with which Parent or any Parent Subsidiary has contracted or as required by any federal health care programs, including Medicare and Medicaid and (B) have filed all regulatory reports, Filings and other documents, together with any amendments required to be filed with respect thereto, that each was required to file with any Governmental Entity, and have timely paid all material fees and assessments due and payable in connection therewith; and (ii) neither Parent nor any Parent Subsidiary (A) has received or been subject to any written notice, charge, claim or assertion alleging any violation of any federal Law, rule, regulation, interpretation or guidance relating to health care fraud and abuse, and to the Knowledge of Parent, no Proceeding alleging any violation of any such Law, rule, regulation, interpretation or guidance by Parent or the Parent Subsidiaries is currently threatened against Parent or any Parent Subsidiary or (B) has settled, or agreed to settle, any Proceeding brought by any Governmental Entity for a violation of any federal Law, rule, regulation, interpretation or guidance relating to health care fraud and abuse.

(e) Except as individually and in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2009, Parent and the Parent Subsidiaries (i) have been and are in compliance with all applicable Privacy Commitments, (ii) have implemented all confidentiality, security and other protective measures required by those Privacy Commitments, and (iii) have collected, maintained and used at all times all Personal Data and all Protected Health Information, each as defined at 45 C.F.R. § 160.103, in compliance with such Privacy Commitments and applicable Law, the applicable terms and conditions of any Contract to which Parent or any Parent Subsidiary is a party and all policies and practices relating to Personal Data that Parent and each Parent Subsidiary have communicated to Persons about whom the Personal Data relates.

(f) As of the date of this Agreement, neither Parent nor any of the Parent Subsidiaries has received any written notice of a threatened or actual termination, cancellation, material limitation of, or material adverse modification or change in, any Contract or the business relationship of Parent and the Parent Subsidiaries with any client set forth in Section 4.17(f) of the Parent Disclosure Letter.

SECTION 4.18. Absence of Changes in Benefit Plans and Agreements. Since December 31, 2011 through the date hereof, there has not been (i) any adoption or amendment in any material respect by Parent or any Parent Subsidiary of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, equity or equity-based incentive, phantom stock, retirement, directors’ compensation, holiday pay, vacation, severance, sick leave, disability, death benefit, hospitalization, medical, fringe benefit, insurance or other plan, arrangement or understanding (whether or not legally binding), in each case established or maintained by Parent, any Parent Subsidiary or any of their respective ERISA Affiliates or as to which Parent, any Parent Subsidiary or any of their respective ERISA Affiliates has contributed or otherwise may have any liability (collectively, “Parent Benefit Plans”) or (ii) any entering into or amendment of any employment, incentive compensation, retention, consulting, indemnification, severance or termination, or other similar Contract between Parent or any Parent Subsidiary and any current or former employee, executive officer, director or consultant of Parent or any Parent Subsidiary (collectively, the “Parent Benefit Agreements”). Neither Parent nor any Parent Subsidiary maintains or has any obligation or liability under any general severance plan or policy.

SECTION 4.19. ERISA Compliance; Excess Parachute Payments.

(a) Except as individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan and Parent Benefit Agreement has been administered in compliance with its terms and with the requirements of Law, including ERISA and the Code. No Proceeding is pending or, to the Knowledge of Parent, threatened, with respect to any Parent Benefit Plan or Parent Benefit Agreement. All contributions required to be made to each Parent Benefit Plan and Parent Benefit Agreement have been timely made and all obligations in respect of each Parent Benefit Plan and Parent Benefit Agreement have been properly accrued and reflected on Parent’s financial statements.

(b) All Parent Pension Plans that are intended to be qualified under Section 401(a) of the Code have been the subject of determination or opinion letters from the IRS to the effect that such Parent Pension Plans are so qualified and all related trusts that are intended to be exempt from federal income taxes under Section 501(a) of the Code have been the subject of determination or opinion letters from the IRS to the effect that such trusts are so exempt, and no such determination or opinion letter has been revoked nor, to the Knowledge of Parent, has revocation been threatened or any fact or event occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Pension Plan or the exempt status of any such trust, nor has any such Parent Pension Plan been amended since the date of its most recent determination or opinion letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs. Neither Parent nor any Parent Subsidiary has any liability or obligation under any Parent Benefit Plan or Parent Benefit Agreement to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code. None of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates has any liability for a failure to comply with Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA.

(c) None of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any pension plan which is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA. None of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any multiemployer plan (as defined in Section 4001(a)(3) of ERISA). Except as individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of Parent, any Parent Subsidiary, any officer of Parent or of any Parent Subsidiary or any of the Parent Benefit Plans which are subject to ERISA, including the Parent Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility.

(d) With respect to Parent Pension Plans that are subject to or governed by the Laws of any jurisdiction other than the United States (the “Non-US Parent Pension Plans”), except as individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) the fair market value of the assets of each funded Non-US Parent Pension Plan, the liability of each insurer for any Non-US Parent Pension Plan funded through insurance or the reserve shown on Parent’s financial statements for any unfunded Non-US Parent Pension Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations and (ii) each Non-US Parent Pension Plan required to be registered with a Governmental Entity has been registered, has been maintained in good standing with the appropriate Governmental Entities and has been maintained and operated in all respects in accordance with its terms and is in compliance with all applicable Law.

(e) With respect to any arrangement of Parent or any Parent Subsidiary that is subject to Section 409A of the Code, (i) the written terms of such arrangement has at all times since January 1, 2009 been in compliance with, and (ii) such arrangement has, at all times while subject to Section 409A of the Code, been operated in compliance with, Section 409A of the Code and all applicable guidance thereunder, in each case except as individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has any obligation to provide any gross-up payment to any individual with respect to any income tax, additional tax or interest charge imposed pursuant to Section 409A of the Code.

(f) With respect to any Parent Benefit Plan that is an employee welfare benefit plan, (i) no such Parent Benefit Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code) and (ii) each such Parent Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code.

(g) No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger, the Subsequent Merger, any other Transaction or the Financing by any employee, officer or director of Parent or any of its Affiliates who is a “disqualified individual” (as such term is defined in U.S. Treasury Regulation Section 1.280G-1) under any Parent Benefit Plan or Parent Benefit Agreement, either alone or together with any other event, could be characterized as a “parachute payment” (as defined in Section 280G of the Code).

(h) The execution, delivery and performance by Parent of this Agreement do not, and the consummation of the Merger, the Subsequent Merger, the other Transactions or the Financing and compliance with the terms hereof and thereof will not (i) entitle any employee, officer or director of Parent or any Parent Subsidiary to any severance, transaction bonus, retention or other payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Parent Benefit Plan or Parent Benefit Agreement or (iii) result in any breach or violation of, or a default under, any Parent Benefit Plan or Parent Benefit Agreement.

(i) For purposes of this Agreement, “Parent Pension Plans” means all “employee pension benefit plans” (as defined in Section 3(2) of ERISA) established or maintained by Parent or any Parent Subsidiary.

SECTION 4.20. Employee and Labor Matters. Neither Parent nor any Parent Subsidiary is a party to any collective bargaining Contract or any labor Contract. Neither Parent nor any Parent Subsidiary has engaged in any unfair labor practice or violation of state or local labor, wage and hour, or employment laws with respect to any Persons employed by or otherwise performing services primarily for Parent or any Parent Subsidiary (the “Parent Business Personnel”), and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of Parent, threatened in writing against Parent or any of Parent Subsidiaries by the National Labor Relations Board, any comparable state or federal agency, or any other Third Party with respect to Parent Business Personnel, except where such unfair labor practice, complaint, grievance or other administrative or judicial complaint, action or investigation, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Parent, threatened against or affecting Parent or any Parent Subsidiary which may interfere with the respective business activities of Parent or any Parent Subsidiary, except where such dispute, strike or work stoppage has not had and would not individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.21. Availability of Funds.

(a) Parent has received a commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules and amendments thereto in effect as of the date of this Agreement, the “Financing Letter”), from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (collectively, the “Lenders”), relating to the financing required to pay the cash portion of the aggregate Merger Consideration and refinance certain outstanding Indebtedness of Parent and the Company. The Lenders have committed to provide and arrange the financing contemplated by the Financing Letter upon and subject to the terms and conditions in the Financing Letter (the “Financing”). Parent has provided the Company with true, complete and correct fully executed copies of the Financing Letter. As of the date of this Agreement, (i) the Financing Letter is in full force and effect, is a valid, binding and enforceable obligation of

Parent, and to the Knowledge of Parent, the other parties thereto, and has not been withdrawn or terminated or otherwise amended, restated or otherwise modified or waived in any respect, (ii) the respective commitments contained in the Financing Letter have not been withdrawn or terminated, rescinded, amended, restated or otherwise modified in any respect and (iii) assuming the accuracy of the representations and warranties of the Company set forth herein and compliance by the Company with its covenants and obligations set forth herein, (A) none of Parent, US Corp., Merger Sub or Merger LLC is in breach of any of the material terms or conditions set forth therein, (B) no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach on the part of Parent or failure to satisfy a condition precedent set forth in the Financing Letter and (C) Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Parent’s and its Affiliates’ obligations under this Agreement and of all fees and expenses reasonably expected to be incurred in connection herewith will not be available to Parent on the Closing Date. Parent, US Corp., Merger Sub and Merger LLC have paid any and all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Financing Letter on or prior to the date of this Agreement.

(b) Assuming the funding of the Financing in accordance with the Financing Letter and assuming the accuracy of the representations and warranties of the Company set forth herein and compliance by the Company with its covenants and obligations set forth herein, the proceeds from such Financing constitute all of the financing required for the consummation of the Merger, the Subsequent Merger, the other Transactions or the Financing, and, together with the shares of Parent Common Stock to be issued in accordance with the terms of this Agreement, Parent’s cash on hand and the Company’s cash on hand (it being understood that no specified level of Company cash on hand is required by this Section 4.21(b)), are sufficient for the satisfaction of all of Parent’s, US Corp.’s, Merger Sub’s and Merger LLC’s obligations under this Agreement, including the payment of the Merger Consideration, any other amounts required to be paid in connection with the consummation of the Merger, the Subsequent Merger, the other Transactions or the Financing and to pay all related fees and expenses (including any repayment or refinancing of debt contemplated by this Agreement or the Financing Letter). There are no conditions precedent, other than as expressly set forth in the Financing Letter, to the Lenders’ obligation to fund the full amount of the Financing pursuant to the Financing Letter. As of the date of this Agreement, other than the Financing Letter, there are no side letters or other agreements, arrangements or understandings (written or oral) or Contracts relating to the funding of the full amount of the Financing (other than fee letters with the providers of the Financing) to which Parent, US Corp., Merger Sub or Merger LLC or any of their respective Affiliates is a party.

SECTION 4.22. Opinions of Financial Advisors. The Parent Board has received the oral opinion of each of J.P. Morgan Securities LLC and Barclays Capital Inc., each to be confirmed in writing (with a copy of each provided solely for informational purposes to the Company promptly after Parent receiving such confirmation), to the effect that, as of such date, the Merger Consideration to be paid in the Merger by Parent is fair to Parent from a financial point of view.

SECTION 4.23. Brokers. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC and Barclays Capital Inc. and their respective affiliates, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger, the Subsequent Merger, the other Transactions or the Financing based upon arrangements made by or on behalf of Parent.

ARTICLE V

Interim Covenants

SECTION 5.01. Conduct of Business.

(a) Except for matters set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly required or permitted by this Agreement or by Law, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, maintain in effect all material Permits, keep available the services of its current officers and key employees and preserve intact its goodwill and ongoing business relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly required by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities or (C) any Company Convertible Securities, in each case, as applicable, other than (x) the issuance of Company Common Stock upon the exercise of Company Convertible Securities outstanding on the date of this Agreement and in accordance with their present terms under the Company Stock Plans or the Company Stock Purchase Plan and (y) grants of any Company Stock Options or Unvested Company Shares to newly hired employees of the Company after the date of this Agreement in the Ordinary Course of Business in an amount not in excess of 25,000 shares, provided that none of such Company Stock Options or Unvested Company Shares granted pursuant to this clause (y) shall become fully vested at or prior to the Effective Time or as a result of the consummation of the Transactions;

(iii) amend, authorize or propose to amend its certificate of incorporation, by-laws, limited liability company operating agreement or other comparable charter or organizational documents;

(iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of or any equity interest in, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole; provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing Company Subsidiaries that would not present a material risk of any delay in the receipt of any approval required to be obtained under Section 7.01(c) or (y) the creation of new Company Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(v) except (1) to the extent required by applicable Law, as required by existing plans and arrangements as of the date of this Agreement set forth in Section 5.01(a)(v)(1) of the Company Disclosure Letter or as permitted by Section 5.01(a)(ii), or (2) as set forth on Section 5.01(a)(v)(2) of the Company Disclosure Letter, (A) grant to any executive officer or director of the Company or any Company Subsidiary any increase in compensation, (B) grant to any employee who is not an executive officer or director of the Company or any Company Subsidiary any increase in compensation other than in the Ordinary Course of Business, (C) grant to any employee, officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, except to the extent required under any agreement included in or as described in the Company SEC Documents or the Company Disclosure Letter, (D) enter into any employment, consulting, indemnification, severance or termination agreement with any executive officer or director, (E) establish, adopt, extend, renew, enter into or amend in any material respect any collective bargaining agreement, Company Benefit Agreement or Company Benefit Plan or (F) take any action to accelerate any rights or benefits, or make any material determinations, under any collective bargaining agreement, Company Benefit Agreement or Company Benefit Plan;

(vi) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP or as advised by the Company’s regular public independent accountant is required by GAAP;

(vii) sell, lease (as lessor), license or otherwise dispose of, or subject to any Lien, any of its properties or assets, other than (A) the transfer of properties or assets from one wholly-owned Company Subsidiary to another pursuant to internal reorganizations or consolidations involving existing wholly-owned Company Subsidiaries that would not present a substantial risk of the failure to receive or any material delay in the receipt of the approvals required under Section 7.01(c) or any risk of failure to receive or a delay in receipt of the Financing, (B) sales of inventory, including any member-related drug utilization, in the Ordinary Course of Business, (C) sales of properties or assets with a sale price that does not exceed $1,000,000 in the aggregate, or (D) dispositions of obsolete or worthless assets;

(viii) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness owed to a Third Party (excluding, for the avoidance of doubt, ordinary course trade payables or performance bonds entered into or provided in the Ordinary Course of Business), or guarantee any such Indebtedness of any Third Party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of any Third Party, enter into any “keep well” or other agreement to maintain any financial statement condition of any Third Party or enter into any arrangement having the economic effect of any of the foregoing, or amend, modify or refinance any such Indebtedness other than in the Ordinary Course of Business or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any Company Subsidiary;

(ix) make or agree to make any new capital expenditure or expenditures that, individually or in the aggregate, is in excess of $5,000,000 in any fiscal quarter;

(x) (A) settle or compromise any liability for Taxes for an amount in excess of $2,500,000 in any particular instance, (B) make any material Tax election, (C) prepare or file any Tax Return inconsistent with past practice, (D) take any material position on any material Tax Return filed on or after the date of this Agreement, (E) file any amended material Tax Return or (F) make any change in any method of accounting for Tax purposes;

(xi) adopt or enter into a plan of complete or partial liquidation or dissolution of the Company or any of the Significant Company Subsidiaries;

(xii) compromise, settle or agree to settle any Proceeding (A) for an amount in excess of $1,000,000 or (B) that would include any non-monetary relief that would materially affect the operations of the Company, the Company Subsidiaries or its Affiliates from and after the Closing Date;

(xiii) (1) enter into, modify, amend, cancel, or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, cancelled, renewed, terminated, waived, released or assigned would reasonably be expected to (A) prevent or materially delay or impair the ability of the Company and the Company Subsidiaries to consummate the Merger or (B) materially impair the ability of the Company and the Company Subsidiaries, taken as a whole, to conduct their business in the Ordinary Course of Business, or (2) modify, amend, terminate, cancel, extend or grant any Consent or waiver under, any Company Contract, in each case other than, in the case of clause (2), in the Ordinary Course of Business;

(xiv) make any material change in internal accounting controls or disclosure controls and procedures;

(xv) change its fiscal year;

(xvi) waive, extend, renew or enter into any non-compete, exclusivity, non-solicitation or similar Contract that would restrict or limit, in any material respect, the operations of the Company or the Company Subsidiaries, as the case may be, or any of their respective subsidiaries or Affiliates (whether before or after the Closing);

(xvii) enter into (including via any acquisition) any new line of business that represents a material change in its operations and which is material to it and the Company Subsidiaries taken as a whole, or make any material change to its or the Company Subsidiaries’ businesses, except as required by Law; or

(xviii) authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

(b) Except for matters set forth in Section 5.01(b) of the Parent Disclosure Letter or otherwise expressly required or permitted by this Agreement (including the Financing), the Financing Letter or by Law, from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, maintain in effect all material Permits, keep available the services of its current officers and key employees and preserve intact its goodwill and ongoing business relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(b) of the Parent Disclosure Letter or otherwise expressly required by this Agreement, from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any cash dividends on, or make any other cash distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect subsidiary of Parent to its parent or quarterly dividends consistent with past practice, (B) combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell or grant (A) any shares of its capital stock, (B) any Voting Parent Debt or other voting securities or (C) any Parent Convertible Securities, in each case, as applicable, other than (x) the issuance of Parent Common Stock upon the exercise of Parent Convertible Securities in accordance with their present terms under the Parent Stock Plans or (y) pursuant to a Parent Stock Plan;

(iii) amend, authorize or propose to amend the certificate of incorporation, by-laws or other comparable charter or organizational documents of Parent;

(iv) adopt or enter into a plan of complete or partial liquidation or dissolution of Parent or any of the Significant Parent Subsidiaries;

(v) enter into any agreement to acquire another business or effect any similar transaction that, at the time thereof, would reasonably be expected to prevent or delay the Closing beyond the Outside Date (as the same may be extended) or would reasonably be expected to materially increase the likelihood of a failure to satisfy the conditions set forth in Sections 7.01(c) or 7.01(d);

(vi) enter into, modify, amend, cancel, renew or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, cancelled, renewed, terminated, waived, released or assigned would reasonably be expected to (A) prevent or materially delay or impair the ability of Parent and the Parent Subsidiaries to consummate the Transactions contemplated by this Agreement or (B) materially impair the ability of Parent and the Parent Subsidiaries, taken as a whole, to conduct their business in Ordinary Course of Business;

(vii) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Parent, except insofar as may have been required by a change in GAAP or as advised by Parent’s regular public independent accountant is required by GAAP;

(viii) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of or any equity interest in, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to Parent and the Parent Subsidiaries, taken as a whole; provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing Parent Subsidiaries that would not present a material risk of any delay in the receipt of any approval required to be obtained under Section 7.01(c) or (y) the creation of new Parent Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(ix) sell, lease (as lessor), license or otherwise dispose of any of its properties or assets, other than (A) the transfer of properties or assets from one wholly-owned Parent Subsidiary to another pursuant to internal reorganizations or consolidations involving existing wholly-owned Parent Subsidiaries that would not present a substantial risk of the failure to receive or any material delay in the receipt of the approvals required under Section 7.01(c) or any risk of failure to receive or a delay in receipt of the Financing, (B) sales of inventory, including any member-related drug utilization, in the

Ordinary Course of Business, (C) sales of properties or assets with a sale price that does not exceed $1,000,000 in the aggregate, or (D) dispositions of obsolete or worthless assets;

(x) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness owed to a Third Party (excluding, for the avoidance of doubt, ordinary course trade payables or performance bonds entered into or provided in the Ordinary Course of Business), or guarantee any such Indebtedness of any Third Party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of Parent or any Parent Subsidiary, guarantee any debt securities of any Third Party, enter into any “keep well” or other agreement to maintain any financial statement condition of any Third Party or enter into any arrangement having the economic effect of any of the foregoing, or amend, modify or refinance any such Indebtedness other than in the Ordinary Course of Business or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in Parent or any Parent Subsidiary;

(xi) enter into (including via any acquisition) any new line of business that represents a material change in its operations and which is material to Parent and the Parent Subsidiaries taken as a whole, or make any material change to Parent’s or Parent Subsidiaries’ businesses, except as required by Law; or

(xii) authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

(c) The Company and Parent shall promptly advise the other orally and in writing if any of the following occur after the date of this Agreement: (i) receipt of any notice or other communication in writing from any Person alleging that the Consent of such Third Party is or may be required in connection with the Transactions or the Financing; (ii) receipt of any notice or other communication from any Governmental Entity, Nasdaq or TSX (or any other securities market) in connection with the Transactions or the Financing; or (iii) such party becoming aware of the occurrence of an event that could prevent or materially delay the consummation of the Transactions or the Financing or that would reasonably be expected to result in any of the conditions set forth in Article VII not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.01(c) shall not limit or otherwise affect the remedies of the Company, Parent, US Corp., Merger Sub or Merger LLC available hereunder and no information delivered pursuant to this Section 5.01(c) shall update any section of the Company Disclosure Letter or the Parent Disclosure Letter.

SECTION 5.02. No Solicitation by the Company; Change in Recommendation.

(a) From the date of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement, the Company shall not, nor shall it permit any Company Subsidiary to, nor shall it authorize or permit any Representatives of the Company or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage the submission of, any Company Takeover Proposal (as hereinafter defined)

or any proposal or offer or inquiry that could reasonably be expected to lead to a Company Takeover Proposal; (ii) enter into any letter of intent or agreement in principle or any Contract (other than a confidentiality agreement in accordance with this Section 5.02(a)) providing for, relating to or in connection with, any Company Takeover Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to a Company Takeover Proposal; (iii) enter into, continue or otherwise participate in any discussions or negotiations with any Third Party with respect to any Company Takeover Proposal or any proposal or offer or inquiry that could reasonably be expected to lead to a Company Takeover Proposal; or (iv) furnish to any Third Party any non-public information regarding the Company or any of the Company Subsidiaries, or afford access to the properties, books and records of the Company, in connection with or in response to any Company Takeover Proposal or any proposal or offer or inquiry by such Third Party that could reasonably be expected to lead to a Company Takeover Proposal; provided, however, that nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through any of its Representatives, prior to obtaining the Company Stockholder Approval, from taking any of the actions described in clause (iii) or (iv) above in response to any unsolicited bona fide written Company Takeover Proposal received by the Company after the date hereof if (1) the Company Board concludes in good faith, after consultation with its outside financial advisors, that such Company Takeover Proposal constitutes a Superior Company Proposal or would reasonably be expected to lead to a Superior Company Proposal, (2) the Company Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Company Takeover Proposal would be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company under applicable Laws, (3) such Company Takeover Proposal was not solicited in violation of this Section 5.02, and (4) prior to furnishing any non-public information to, or entering into discussions or negotiations with, such Third Party (x) the Company receives from such Third Party an executed confidentiality agreement with provisions not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, and (y) the Company provides to Parent in accordance with Section 5.02(b) the information required under Section 5.02(b) to be delivered by the Company to Parent. The Company agrees that it and the Company Subsidiaries shall not enter into any Contract with any Person that prohibits the Company from providing information to Parent that is required to be provided to Parent under this Section 5.02.

(b) The Company shall promptly, and in any event no later than twenty-four (24) hours after it or any Company Subsidiary or any of its or their respective Representatives receives any Company Takeover Proposal, or any written request for non-public information regarding the Company or any of the Company Subsidiaries in connection with a Company Takeover Proposal or any inquiry, proposal or offer with respect to, or which could reasonably be expected to lead to, any Company Takeover Proposal, advise Parent orally and in writing of such Company Takeover Proposal or request, inquiry, proposal or offer, including providing the identity of the Third Party making or submitting such Company Takeover Proposal or request, and, (i) if it is in writing, a copy of such Company Takeover Proposal and any related draft agreements and other written material setting forth the material terms and conditions of such Company Takeover Proposal, request, inquiry, proposal or offer and (ii) if oral, a reasonably detailed summary thereof that is made or submitted by any Third Party during the period between the date hereof and the Closing. The Company shall keep Parent informed in all material respects on a prompt basis of any change to the material terms of any such Company

Takeover Proposal, request, inquiry, proposal or offer. The Company agrees that it shall, prior to or concurrent with the time it is provided to any Third Parties, provide to or make available to Parent any non-public information concerning the Company and the Company Subsidiaries that the Company provides to any Third Party in connection with any Company Takeover Proposal which was not previously provided to Parent.

(c) Immediately following the execution of this Agreement, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease and terminate any activities, discussions or negotiations existing as of the date of this Agreement between the Company or any of the Company Subsidiaries or any of its or their respective Representatives, on the one hand, and any Third Party or any of its Representatives, on the other hand, with respect to any Company Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Takeover Proposal and shall seek to have returned to it any confidential information that has been provided in connection with such activities, discussions or negotiations.

(d) Except as otherwise provided in Section 5.02(e) or 5.02(f), neither the Company Board nor any committee thereof shall (A) withhold or withdraw (or modify in a manner adverse to Parent), or propose publicly to withhold or withdraw (or so modify) the Company Recommendation or the Company Determination or make or authorize any public statement in connection with such Company Recommendation or Company Determination or in reference to a Company Takeover Proposal that is inconsistent with the Company Recommendation or the Company Determination, (B) recommend, endorse, adopt or approve, or publicly propose to recommend, endorse, adopt or approve, any Company Takeover Proposal or any letter of intent or agreement in principle or any Contract (other than a confidentiality agreement executed in accordance with Section 5.02(a)) providing for, relating to or in connection with, any Company Takeover Proposal or (C) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the Company Charter or Company By-laws, inapplicable to any transactions contemplated by a Company Takeover Proposal (including approving any transaction under, or a Third Party becoming an “interested stockholder” under, Section 203) (any action described in clause (A), (B) or (C) being referred to as a “Company Adverse Recommendation Change”).

(e) Notwithstanding anything in this Agreement to the contrary, in response to a Company Takeover Proposal, the Company Board may at any time prior to receipt of the Company Stockholder Approval, effect a Company Adverse Recommendation Change and, subject to compliance with the requirements of this Section 5.02(e) and Section 6.07(c), terminate this Agreement in order to concurrently enter into a binding definitive agreement to effect a Superior Company Proposal, if (and only if): (i) a written Company Takeover Proposal that was not solicited in violation of Section 5.02(a) is made to the Company by a Third Party and such Company Takeover Proposal is not withdrawn and the Company has complied with this Section 5.02 in all material respects; (ii) such Company Takeover Proposal constitutes a Superior Company Proposal; (iii) the Company Board concludes in good faith, after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company under applicable Laws; (iv) the Company provides Parent at least five (5) Business Days’ prior written notice of the Company Board’s intention to take such action, which notice shall include the information with respect to such Superior Company Proposal that is specified in Section 5.02(b) (it being agreed that neither the delivery of such notice by the Company nor any public announcement thereof that the Company Board determines that it is required to make under applicable Law shall constitute a Company Adverse Recommendation Change unless and until the Company shall have failed at or prior to the end of the period referred to in clause (v) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Company Adverse Recommendation Change) to publicly announce that the Company Board (A) was expressly reaffirming the Company Recommendation and Company Determination and (B) has determined that such other Company Takeover Proposal (after taking into account any modifications or adjustments made to this Agreement, the Financing Letter, the Financing and the Transactions and agreed to by the parties hereto and any modifications or adjustments made to such other Company Takeover Proposal) is not a Superior Company Proposal and has publicly rejected such Company Takeover Proposal); (v) during such five (5) Business Day period, the Company and its Representatives have negotiated in good faith with Parent regarding any revisions to the terms of this Agreement, the Financing Letter, the Financing and the Transactions proposed by Parent in response to such Superior Company Proposal; (vi) at the end of the five (5) Business Day period described in the foregoing clause (v) (and taking into account any adjustment or modification of the terms of this Agreement, the Financing Letter, the Financing and the Transactions proposed by Parent) the Company Takeover Proposal continues to be a Superior Company Proposal and the Company Board concludes in good faith, after consultation with its outside legal counsel and financial advisors that the failure to make a Company Adverse Recommendation Change would be inconsistent with the exercise by the Company Board of its fiduciary duties to the stockholders of the Company under applicable Laws; and (vii) concurrently with the termination of this Agreement, the Company pays Parent the Company Termination Fee. Any material amendment or modification to any Superior Company Proposal (it being understood and agreed that any change in the consideration to be received is a material modification) will be deemed to be a new Company Takeover Proposal for purposes of this Section 5.02; provided, however, that with respect to each and every material amendment or modification, the notice period and the period during which the Company and its Representatives are required to negotiate in good faith with Parent regarding any revisions to the terms of this Agreement, the Financing Letter, the Financing and the Transactions pursuant to clause (v) above shall expire on the second (2nd) Business Day after the Company Board provides written notice of such new Company Takeover Proposal to Parent.

(f) Nothing in this Agreement shall prohibit or restrict the Company Board, in circumstances not involving or relating to a Company Takeover Proposal, from effecting prior to obtaining the Company Stockholder Approval a Company Adverse Recommendation Change of the type described in clause (A) of the definition thereof in response to the occurrence of a Company Intervening Event if (and only if): (i) the Company Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company under applicable Laws; (ii) the Company provides Parent at least five (5) Business Days’ prior written notice describing the Company Intervening Event and advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail (it being agreed that neither the delivery of such notice by the Company nor any public announcement thereof that the Company Board determines that it is required to make under applicable Law shall constitute a Company Adverse Recommendation Change unless and until the Company shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Company Adverse Recommendation Change) to publicly announce that the Company Board (A) was expressly reaffirming the Company Recommendation and the Company Determination and (B) has determined that such Company Intervening Event (after taking into account any modifications or adjustments made to this Agreement, the Financing Letter, the Financing and the Transactions and agreed to by the parties hereto) no longer exists); (iii) during such five (5) Business Day period, the Company and its Representatives have negotiated in good faith with Parent regarding any revisions to the terms of this Agreement, the Financing Letter, the Financing and the Transactions proposed by Parent in response to such Company Intervening Event; and (iv) at the end of the five (5) Business Day period described in the foregoing clause (iii), the Company Board again concludes in good faith, after consultation with its outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement, the Financing Letter, the Financing and the Transactions proposed by Parent), that a Company Intervening Event continues to exist and that the failure to make a Company Adverse Recommendation Change would be inconsistent with the exercise by the Company Board of its fiduciary duties to the stockholders of the Company under applicable Laws.

(g) During the period from the date of this Agreement through the earlier of the Effective Time and the date of termination of this Agreement, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to a Company Takeover Proposal or standstill agreement to which the Company or any of the Company Subsidiaries is a party (other than any involving Parent). During such period, the Company agrees to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

(h) Nothing contained in this Section 5.02 shall prohibit the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would reasonably be determined to be inconsistent with applicable Law; provided, however, that (A) any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any applicable Company Takeover Proposal or an express reaffirmation of the Company Recommendation, shall be deemed to be a Company Adverse Recommendation Change and (B) neither the Company nor the Company Board (nor any committee thereof) shall make any Company Adverse Recommendation Change except in accordance with the other provisions of this Section 5.02.

(i) Certain Definitions. For purposes of this Agreement:

“Company Acquisition Transaction” means any transaction or series of related transactions other than the Merger and the Subsequent Merger involving: (i) any acquisition or purchase by any Third Party of more than 20% of the total outstanding voting securities of the Company or any of the Company Subsidiaries; (ii) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning more than 20% of the total outstanding voting securities of the Company or any of the Company Subsidiaries; (iii) any merger, amalgamation, plan of arrangement, consolidation, business combination, share exchange, recapitalization or similar transaction involving the Company or any Company Subsidiary pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction; (iv) any direct or indirect acquisition of any business or businesses or of assets (including equity interests in any Company Subsidiary) that constitute or account for 20% or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of the Company and the Company Subsidiaries, taken as a whole; or (v) any liquidation or dissolution of the Company or any of the Company Subsidiaries.

“Company Takeover Proposal” means any offer or proposal by a Third Party relating to any Company Acquisition Transaction.

“Superior Company Proposal” means an unsolicited, bona fide written Company Takeover Proposal to acquire more than (i) 50% of the outstanding voting securities of the Company or (ii) 50% of the consolidated assets of the Company and the Company Subsidiaries, in either case on terms that, in the good faith judgment of the Company Board, after consultation with its outside financial advisors and its outside legal counsel, taking into account relevant legal, financial and regulatory aspects of the proposal, the identity of the Third Party making such proposal and the conditions for completion of such proposal (A) is more favorable, from a financial point of view, to the stockholders of the Company than the Merger and the Subsequent Merger, taken together, taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) and (B) is reasonably capable of being completed on the terms set forth in the proposal, taking into account all financial, legal, regulatory and other aspects thereof.

SECTION 5.03. No Solicitation by Parent; Change in Recommendation.

(a) From the date of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement, Parent shall not, nor shall it permit any Parent Subsidiary to, nor shall it authorize or permit any Representatives of Parent or any Parent Subsidiary to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage the submission of, any Parent Takeover Proposal (as hereinafter defined) or any proposal or offer or inquiry that could reasonably be expected to lead to a Parent Takeover Proposal; (ii) enter into any letter of intent or agreement in principle or any Contract (other than a confidentiality agreement in accordance with this Section 5.03(a)) providing for, relating to or in connection with, any Parent Takeover Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to a Parent Takeover Proposal; (iii) enter into, continue or otherwise participate in any discussions or negotiations with any Third Party with respect to any Parent Takeover Proposal or any proposal or offer or inquiry that could reasonably be expected to lead to a Parent Takeover Proposal; or (iv) furnish to any Third Party any non-public information regarding Parent or any of the Parent Subsidiaries or afford access to the properties, books and records of Parent in connection with or in response to any Parent Takeover Proposal or any proposal or offer or inquiry by such Third Party that could reasonably be expected to lead to a Parent Takeover Proposal; provided, however, that nothing contained in this Agreement shall prohibit Parent or the Parent Board, directly or indirectly through any of its Representatives, prior to obtaining Parent Stockholder Approval, from taking any of the actions described in clause (iii) or (iv) above in response to any unsolicited bona fide written Parent Takeover Proposal received by Parent after the date hereof if (1) the Parent Board concludes in good faith, after consultation with its outside financial advisors, that such Parent Takeover Proposal constitutes a Superior Parent Proposal or would reasonably be expected to lead to a Superior Parent Proposal, (2) the Parent Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Parent Takeover Proposal would be inconsistent with the exercise of its fiduciary duties to the stockholders of Parent under applicable Laws, (3) such Parent Takeover Proposal was not solicited in violation of this Section 5.03, and (4) prior to furnishing any non-public information to, or entering into discussions or negotiations with, such Third Party (x) Parent receives from such Third Party an executed confidentiality agreement with provisions not less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement, and (y) Parent provides to the Company in accordance with Section 5.03(b) the information required under Section 5.03(b) to be delivered by Parent to the Company. Parent agrees that it and the Parent Subsidiaries shall not enter into any Contract with any Person that prohibits Parent from providing information to the Company that is required to be provided to the Company under this Section 5.03.

(b) Parent shall promptly, and in any event no later than twenty-four (24) hours after it or any Parent Subsidiary or any of its or their respective Representatives receives any Parent Takeover Proposal, or any written request for non-public information regarding Parent or any of the Parent Subsidiaries in connection with a Parent Takeover Proposal or any inquiry, proposal or offer with respect to, or which could reasonably be expected to lead to, any Parent Takeover Proposal, advise the Company orally and in writing of such Parent Takeover Proposal or request, inquiry, proposal or offer, including providing the identity of the Third Party making or submitting such Parent Takeover Proposal or request, and, (i) if it is in writing, a copy of such Parent Takeover Proposal and any related draft agreements and other written material setting forth the material terms and conditions of such Parent Takeover Proposal, requests, inquiry, proposal or offer and (ii) if oral, a reasonably detailed summary thereof that is made or submitted by any Third Party during the period between the date hereof and the Closing. Parent shall keep the Company informed in all material respects on a prompt basis of any change to the material terms of any such Parent Takeover Proposal, request, inquiry, proposal or offer. Parent agrees that it shall, prior to or concurrent with the time it is provided to any Third Parties, provide or make available to the Company any non-public information concerning Parent and the Parent Subsidiaries that Parent provides to any Third Party in connection with any Parent Takeover Proposal which was not previously provided to the Company.

(c) Immediately following the execution of this Agreement, Parent shall, and shall cause the Parent Subsidiaries and its and their respective Representatives to, immediately cease and terminate any activities, discussions or negotiations existing as of the date of this Agreement between Parent or any of the Parent Subsidiaries or any of its or their respective Representatives, on the one hand, and any Third Party or any of its Representatives, on the other hand, with respect to any Parent Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Takeover Proposal and shall seek to have returned to it any confidential information that has been provided in connection with such activities, discussions or negotiations.

(d) Except as otherwise provided in Section 5.03(e) or 5.03(f), neither the Parent Board nor any committee thereof shall (A) withhold or withdraw (or modify in a manner adverse to the Company), or propose publicly to withhold or withdraw (or so modify) the Parent Recommendation or the Parent Determination, or make or authorize any public statement in connection with such Parent Recommendation or Parent Determination or in reference to a Parent Takeover Proposal that is inconsistent with the Parent Recommendation or the Parent Determination, (B) recommend, endorse, adopt or approve, or publicly propose to recommend, endorse, adopt or approve, any Parent Takeover Proposal or any letter of intent or agreement in principle or any Contract (other than a confidentiality agreement executed in accordance with Section 5.03(a)) providing for, relating to or in connection with, any Parent Takeover Proposal or (C) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the Parent Charter or Parent By-laws, inapplicable to any transactions contemplated by a Parent Takeover Proposal (any action described in clause (A), (B) or (C) being referred to as a “Parent Adverse Recommendation Change”).

(e) Notwithstanding anything in this Agreement to the contrary, in response to a Parent Takeover Proposal, the Parent Board may at any time prior to receipt of Parent Stockholder Approval, effect a Parent Adverse Recommendation Change, and, subject to compliance with the requirements of this Section 5.03(e) and Section 6.07(e), terminate this Agreement in order to concurrently enter into a binding definitive agreement to effect a Superior Parent Proposal, if (and only if): (i) a written Parent Takeover Proposal that was not solicited in violation of Section 5.03(a) is made to Parent by a Third Party and such Parent Takeover Proposal is not withdrawn and Parent has complied with this Section 5.03 in all material respects; (ii) such Parent Takeover Proposal constitutes a Superior Parent Proposal; (iii) the Parent Board concludes in good faith, after consultation with its outside legal counsel, that the failure to make a Parent Adverse Recommendation Change would be inconsistent with the exercise of its fiduciary duties to the stockholders of Parent under applicable Laws; (iv) Parent provides the Company at least five (5) Business Days’ prior written notice of the Parent Board’s intention to take such action, which notice shall include the information with respect to such Superior Parent Proposal that is specified in Section 5.03(b) (it being agreed that neither the delivery of such notice by Parent nor any public announcement thereof that the Parent Board determines that it is required to make under applicable Law shall constitute a Parent Adverse Recommendation Change unless and until Parent shall have failed at or prior to the end of the period referred to in clause (v) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Parent Adverse Recommendation Change) to publicly announce that the Parent Board (A) was expressly reaffirming the Parent Recommendation and Parent Determination and (B) has determined that such other Parent

Takeover Proposal (after taking into account any modifications or adjustments made to this Agreement and the Transactions and agreed to by the parties hereto and any modifications or adjustments made to such other Parent Takeover Proposal) is not a Superior Parent Proposal and has publicly rejected such Parent Takeover Proposal); (v) during such five (5) Business Day period, Parent and its Representatives have negotiated in good faith with the Company regarding any revisions to the terms of this Agreement and the Transactions proposed by the Company in response to such Superior Parent Proposal; (vi) at the end of the five (5) Business Day period described in the foregoing clause (v) (and taking into account any adjustment or modification of the terms of this Agreement and the Transactions proposed by the Company) the Parent Takeover Proposal continues to be a Superior Parent Proposal and the Parent Board concludes in good faith, after consultation with its outside legal counsel and financial advisors that the failure to make a Parent Adverse Recommendation Change would be inconsistent with the exercise by the Parent Board of its fiduciary duties to the stockholders of Parent under applicable Laws; and (vii) concurrently with the termination of this Agreement, Parent pays to the Company the Parent Termination Fee. Any material amendment or modification to any Superior Parent Proposal (it being understood and agreed that any change in the consideration to be received is a material modification) will be deemed to be a new Parent Takeover Proposal for purposes of this Section 5.03; provided, however, that with respect to each and every material amendment or modification, the notice period and the period during which Parent and its Representatives are required to negotiate in good faith with the Company regarding any revisions to the terms of this Agreement and the Transactions pursuant to clause (v) above shall expire on the second (2nd) Business Day after the Parent Board provides written notice of such new Parent Takeover Proposal to the Company.

(f) Nothing in this Agreement shall prohibit or restrict the Parent Board, in circumstances not involving or relating to a Parent Takeover Proposal, from effecting prior to obtaining the Parent Stockholder Approval a Parent Adverse Recommendation Change of the type described in clause (A) of the definition thereof in response to the occurrence of a Parent Intervening Event, if (and only if): (i) the Parent Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the exercise of its fiduciary duties to the stockholders of Parent under applicable Laws; (ii) Parent provides the Company at least five (5) Business Days’ prior written notice describing Parent Intervening Event and advising the Company that the Parent Board intends to take such action and specifying the reasons therefor in reasonable detail (it being agreed that neither the delivery of such notice by Parent nor any public announcement thereof that the Parent Board determines that it is required to make under applicable Law shall constitute a Parent Adverse Recommendation Change unless and until Parent shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Parent Adverse Recommendation Change) to publicly announce that the Parent Board (A) was expressly reaffirming the Parent Recommendation and Parent Determination and (B) has determined that such Parent Intervening Event (after taking into account any modifications or adjustments made to this Agreement and the Transactions and agreed to by the parties hereto) no longer exists); (iii) during such five (5) Business Day period, Parent and its Representatives have negotiated in good faith with the Company regarding any revisions to the terms of this Agreement and the Transactions proposed by the Company in response to such Parent Intervening Event; and (iv) at the end of the five (5) Business Day period described in the foregoing clause (iii), the Parent Board again concludes in good faith, after consultation with its outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement and the Transactions proposed by the Company), that a Parent Intervening Event continues to exist and that the failure to make a Parent Adverse Recommendation Change would be inconsistent with the exercise by the Parent Board of its fiduciary duties to the stockholders of Parent under applicable Laws.

(g) During the period from the date of this Agreement through the earlier of the Effective Time and the date of termination of this Agreement, Parent shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to a Parent Takeover Proposal or standstill agreement to which Parent or any of the Parent Subsidiaries is a party (other than any involving the Company). During such period, Parent agrees to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

(h) Nothing contained in this Section 5.03 shall prohibit the Parent Board from (i) taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of Parent if the Parent Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would reasonably be determined to be inconsistent with applicable Law; provided, however, that (A) any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any applicable Parent Takeover Proposal or an express reaffirmation of the Parent Recommendation, shall be deemed to be a Parent Adverse Recommendation Change and (B) neither Parent nor the Parent Board (nor any committee thereof) shall make any Parent Adverse Recommendation Change except in accordance with the other provisions of this Section 5.03.

(i) Certain Definitions. For purposes of this Agreement:

“Parent Acquisition Transaction” means any transaction or series of related transactions other than the Merger, the Subsequent Merger or any transaction permitted pursuant to item 8 of Section 5.01(b) of the Parent Disclosure Letter involving: (i) any acquisition or purchase by any Third Party of more than 20% of the total outstanding voting securities of Parent or any of the Parent Subsidiaries; (ii) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning more than 20% of the total outstanding voting securities of Parent or any of the Parent Subsidiaries; (iii) any merger, amalgamation, plan of arrangement, consolidation, business combination, share exchange, recapitalization or similar transaction involving Parent or any Parent Subsidiary pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction; (iv) any direct or indirect acquisition of any business or businesses or of assets (including equity interests in any Parent Subsidiary) that constitute or account for 20% or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of Parent and the Parent Subsidiaries, taken as a whole; or (v) any liquidation or dissolution of Parent or any of the Parent Subsidiaries.

“Parent Takeover Proposal” means any offer or proposal by a Third Party relating to any Parent Acquisition Transaction.

“Superior Parent Proposal” means an unsolicited, bona fide written Parent Takeover Proposal to acquire more than (i) 50% of the outstanding voting securities of Parent or (ii) 50% of the consolidated assets of Parent and the Parent Subsidiaries, in either case on terms that, in the good faith judgment of the Parent Board, after consultation with its outside financial advisors and its outside legal counsel, taking into account relevant legal, financial and regulatory aspects of the proposal, the identity of the Third Party making such proposal and the conditions for completion of such proposal (A) is more favorable, from a financial point of view, to the stockholders of Parent than the Merger and the Subsequent Merger, taken together, taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such proposal or otherwise), and (B) is reasonably capable of being completed on the terms set forth in the proposal, taking into account all financial, legal, regulatory and other aspects thereof.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC and the Canadian securities regulatory authorities, the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall cooperate in the preparation and filing of the Form S-4 and Joint Proxy Statement. The Company and Parent shall provide the other with the opportunity to review and comment on such documents prior to their filing with the SEC and the Canadian securities regulatory authorities. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the Subsequent Merger. Each of Parent and the Company shall use reasonable best efforts to cause to be delivered to the other a “comfort letter” of its independent auditors, dated the date that is two (2) Business Days prior to the date on which the Form S-4 is expected to become effective. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other the opportunity to review and comment thereon (other than Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or, to the extent the primary purpose of which is not to disclose information about this Agreement or the Transactions, Current Reports on Form 8-K or, in each case, the equivalent Filing under applicable Canadian securities Laws). Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC or the Canadian securities regulatory authorities for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC or the Canadian securities regulatory authorities for additional information, and will promptly provide the other with copies of any written communication from the SEC or the Canadian securities regulatory authorities or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and applicable Canadian securities regulatory authorities, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the respective stockholders of Parent and the Company. Parent will cause the Joint Proxy Statement to be filed as required by applicable securities Laws and mailed to Parent’s stockholders, and the Company will cause the Joint Proxy Statement to be mailed to the Company’s stockholders, in each case as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act.

(b) The Company shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking and obtaining the adoption of this Agreement by the stockholders of the Company by the Company Stockholder Requisite Vote (the “Company Stockholder Approval”) and the approval of the Merger. Subject to Sections 5.02(e) and 5.02(f), the Company shall, through the Company Board, recommend that its stockholders adopt and approve this Agreement and the Merger (the “Company Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the approval and adoption of this Agreement and the Merger, and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval and the Company Board shall not effect a Company Adverse Recommendation Change. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, (A) the obligations of the parties hereunder, including the obligations of the Company in the first sentence of this Section 6.01(b), shall continue in full force and effect and (B) the Company shall continue to take all actions necessary to render inapplicable to this Agreement and the Transactions Section 203 and all other Takeover Laws.

(c) Parent shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”) for the purpose of seeking the Parent Stockholder Approval. Subject to Sections 5.03(e) and 5.03(f), Parent shall, through the Parent Board, recommend that its stockholders approve the Share Issuance (the “Parent Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the Share Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval and the Parent Board shall not effect a Parent Adverse Recommendation Change. Notwithstanding any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, (A) the obligations of the parties hereunder, including the obligations of Parent in the first sentence of this Section 6.01(c), shall continue in full force and effect and (B) Parent shall continue to take all actions necessary to render inapplicable to this Agreement all Takeover Laws.

(d) Each of the Company and Parent will use reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting, respectively, on the same date as the other party and as soon as reasonably practicable after the effectiveness of the Form S-4.

SECTION 6.02. Access to Information; Confidentiality. Subject to contractual and legal restrictions applicable to Parent or the Company or any of their respective subsidiaries with respect to the exchange of information, each of the Company and Parent shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the Representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, books, contracts, commitments, personnel and records (including the work papers of independent accountants, if available, and subject to the consent of such independent accountants), including for purposes of Parent and its Representatives, to conduct audits from time to time of the Company’s and the Company Subsidiaries’ practices and procedures pursuant to Medicare, Medicaid and any other federal health care program (as such term is defined in 42 U.S.C. §1320a-7b(f)) activities, and, during such period, each of the Company and Parent shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Company and the Company Subsidiaries, or Parent and the Parent Subsidiaries, as applicable. No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. This Section 6.02 shall not require the Company or any Company Subsidiary, or Parent or any Parent Subsidiary, to permit any access, or to disclose any information, that in the reasonable judgment of such party, would reasonably be expected to result in (i) the disclosure of any trade secrets of Third Parties or a violation of any of its obligations with respect to confidentiality if such party shall have used its reasonable best efforts to obtain the consent of such Third Party to such inspection or disclosure, (ii) the loss of attorney-client privilege with respect to such information (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a Governmental Entity alleging that providing such information violates any Regulatory Law or (iv) a violation of applicable privacy Laws. If any material is withheld by such party pursuant to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to the Confidentiality Agreement.

SECTION 6.03. Commercially Reasonable Efforts; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties shall use its commercially reasonable efforts (subject to, and in accordance with, applicable Law), to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger, the Subsequent Merger and the other Transactions, including (i) the obtaining of all necessary actions or nonactions and Consents from Governmental Entities, Nasdaq and the TSX and the making of all necessary registrations and Filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Entity, Nasdaq or the TSX, (ii) the obtaining of all necessary Consents from Third Parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions; provided, however, that in no event shall Parent, US Corp., Merger Sub, Merger LLC or the Company or any of their respective subsidiaries be required to (and in no event shall the Company or any Company Subsidiary without the prior written consent of Parent) pay any fee, penalty or other consideration to any Third Party or make any other concession to any Third Party for any Consent required for the consummation of the Transactions under any Contract.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) to the extent required, (A) promptly, but in no event later than ten Business Days after the date hereof, make their respective Filings under the HSR Act and (B) as promptly as reasonably practicable after the date hereof, make any other required submissions under the HSR Act (which submissions shall be in substantial compliance with the requirements of the HSR Act and any other applicable Law), (ii) use commercially reasonable efforts to cooperate with each other in (A) determining whether any Filings are required to be made with, or Consents are required to be obtained from, any Third Parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such Filings (which Filings shall be in substantial compliance with the requirements of applicable Law) and timely seeking all such Consents and (iii) use commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Governmental Entity may assert under Regulatory Law with respect to the Transactions. Notwithstanding anything in this Agreement to the contrary, in no event shall Parent be required to (and in no event shall the Company or any Company Subsidiary agree to without the prior written consent of Parent) divest any assets or agree to divest any assets or consent to or take any other action or agree to any limitation or make any concession or other undertaking which would individually, or together with all other such divestitures, agreements, consents, actions, limitations or concessions, be reasonably likely to materially and adversely affect (x) the benefits expected to be derived by Parent as a result of the Merger and the Subsequent Merger, taken together, (y) the business of Parent and the Parent Subsidiaries or of the Company and the Company Subsidiaries, in each case as currently conducted, or (z) the business of the Company and the Company Subsidiaries as contemplated to be conducted on a combined basis with Parent and the Parent Subsidiaries following the Merger and the Subsequent Merger (any such requirement, individually or together with all other such requirements, a “Burdensome Regulatory Action”). Subject to applicable legal limitations and the instructions of any Governmental Entity, the Company and Parent shall keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective subsidiaries, from any Third Party and/or any Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith, the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees, to the extent reasonably feasible, not to participate in any meeting or discussion (other than relating to non-substantive matters such as the scheduling of any meetings or of any discussions), either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. The Company and Parent shall furnish the other with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary Filings or submissions of information to any Governmental Entity. Subject to applicable Laws relating to the exchange of information, Parent or the Company shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder. Either Parent or the Company may designate any competitively sensitive information provided to the other under this Agreement as “outside counsel only”. Such materials and the information contained therein shall be given only to outside legal counsel of the other and will not be disclosed by such outside counsel to employees, officers or directors of their client unless express written permission is obtained in advance from the disclosing party or its legal counsel.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.03, if any Proceeding, including any Proceeding by a private party, is instituted (or threatened to be instituted) challenging any Transaction as violative of any Regulatory Law, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective commercially reasonable efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any Judgment that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.03 shall limit a party’s right to terminate this Agreement pursuant to Section 8.01(b)(i) or 8.01(b)(ii).

(d) The obligations of Parent, US Corp., Merger Sub and Merger LLC with respect to obtaining the Financing shall be governed by Section 6.12 and not this Section 6.03.

SECTION 6.04. Treatment of Company Stock Options, Unvested Company Shares, Company Stock Purchase Plan and Company Warrants.

(a) At the Effective Time, if Parent so elects, Parent may assume any or all of the Company Stock Plans or merge any such Company Stock Plan into any Parent Stock Plan. If Parent elects to so assume or merge any Company Stock Plan, then, under such Company Stock Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable requirements of Law, using the share reserves of such Company Stock Plan as of the Effective Time (including any shares returned to such share reserves as a result of the termination of any option to purchase Company Common Stock (each, a “Company Stock Option”) that is unvested immediately prior to the Effective Time and that is assumed or replaced by Parent pursuant to Section 6.04(b)), except that: (i) stock covered by such awards shall be shares of Parent Common Stock; (ii) all references in such Company Stock Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (iii) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to the administration of such Company Stock Plan.

(b) At the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time pursuant to the Company Stock Plans shall, to the extent permitted by the terms of the applicable Company Stock Plan, be assumed by Parent and become and represent an option to purchase the number of shares of Parent Common Stock (a “Parent Stock Option”) (decreased to the nearest full share) determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the Option Exchange Ratio (as hereinafter defined), at an exercise price per share of Parent Common Stock (rounded up to the nearest cent) equal to the exercise price per share of Company Common Stock under such Company Stock Option immediately prior to the Effective Time divided by the Option Exchange Ratio. After the Effective Time, except as provided above in this Section 6.04(b), each Parent Stock Option shall be exercisable upon the same terms and conditions as were applicable under the related Company Stock Option immediately prior to the Effective Time, after giving effect to any acceleration, lapse or other vesting occurring by operation of the Merger. The Company shall take all necessary action to implement and make effective the provisions of this Section 6.04(b). For purposes of this Agreement, the “Option Exchange Ratio” means the sum of (A) the Exchange Ratio plus (B) a ratio, the numerator of which is the Per Share Cash Amount and the denominator of which is the average of the last reported sale price per share of Parent Common Stock on Nasdaq on each of the five (5) trading days immediately preceding the Effective Time.

(c) Immediately prior to the Effective Time, all Unvested Share Restrictions (as hereinafter defined), including all repurchase and forfeiture rights held by the Company, shall lapse and the Unvested Company Shares shall become fully vested shares of Company Common Stock. Such shares of Company Common Stock shall be cancelled in exchange for the right to receive the Merger Consideration in accordance with Section 2.01. For purposes of this Agreement, (i) “Unvested Company Share” means each outstanding share of Company Common Stock issued under a Company Stock Plan or otherwise which is subject to any Unvested Share Restrictions other than shares of Company Common Stock subject to Company PSU Awards (as defined below), and (ii) “Unvested Share Restrictions” means all repurchase, cancellation, forfeiture, vesting and other conditions or restrictions applicable to an Unvested Company Share. The Company shall take all necessary action to implement and make effective the provisions of this Section 6.04(c).

(d) Immediately prior to the Effective Time, each award of performance share units with respect to shares of Company Common Stock granted under a Company Stock Plan (collectively, the “Company PSU Awards”) which is outstanding immediately prior to the Effective Time shall become fully vested at 100% of the target number of performance share units subject to such Company PSU Award. Such Company PSU Awards shall be cancelled in exchange for the right to receive the Merger Consideration in accordance with Section 2.01.

(e) Prior to the Effective Time, the Company shall take all necessary action for the adjustment of Company Stock Options, Unvested Company Shares and Company PSU Awards under this Section 6.04. As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or other applicable form) with respect to the shares of Parent Common Stock subject to all such awards.

(f) The Company shall take all action necessary under the Company’s 2004 Employee Stock Purchase Plan (the “Company Stock Purchase Plan”) to provide that: (i) no new Offering (as defined in the Company Stock Purchase Plan) shall commence after the date of this Agreement; (ii) all options under the Company Stock Purchase Plan outstanding as of the date of this Agreement shall be exercised, to the extent of any accumulated payroll deductions as of the exercise date, on the earlier to occur of (A) the end of the Plan Period (as defined in the Company Stock Purchase Plan) pending as of the date of this Agreement and (B) a date that is at least five (5) Business Days prior to the Effective Time; and (iii) the Company Stock Purchase Plan shall be terminated effective immediately prior to the Effective Time.

(g) At the Effective Time, each Company 2008 Warrant that is issued, unexpired and unexercised immediately prior to the Effective Time shall be assumed by Parent and become and represent a warrant to purchase the number of shares of Parent Common Stock (a “Parent Warrant”) (decreased to the nearest full share) determined by multiplying (i) the number of shares of Company Common Stock subject to such Company 2008 Warrant immediately prior to the Effective Time by (ii) the Option Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest cent) equal to the exercise price per share of Company Common Stock under such Company 2008 Warrant immediately prior to the Effective Time divided by the Option Exchange Ratio. After the Effective Time, except as provided above in this Section 6.04(g), each Parent Warrant shall be exercisable upon the same terms and conditions as were applicable under the related Company 2008 Warrant immediately prior to the Effective Time. The Company shall take all necessary action to implement and make effective the provisions of this Section 6.04(g).

(h) At the Effective Time, each Company 2010 Warrant that is issued, unexpired and unexercised immediately prior to the Effective Time shall be cancelled and converted into and shall thereafter represent the right to receive, upon payment of the aggregate exercise price of such Company 2010 Warrant, the combination of (x) the product of the Per Share Cash Amount (without interest, and subject to deduction for any required withholding Taxes), multiplied by the number of shares of Company Common Stock subject to such Company 2010 Warrant as of immediately prior to the Effective Time, and (y) the number of shares of Parent Common Stock (decreased to the nearest full share) equal to the product of the Exchange Ratio, multiplied by the number of shares of Company Common Stock subject to such Company 2010 Warrant as of immediately prior to the Effective Time. The Company shall take all necessary action to implement and make effective the provisions of this Section 6.04(h).

SECTION 6.05. Employee Benefits.

(a) From the Closing Date until the first anniversary thereof, Parent shall cause the Surviving Company to provide each employee of the Company and the Company Subsidiaries (each, a “Company Employee”) with employee benefits and compensation that are substantially comparable in the aggregate to the employee benefits and compensation that are provided to similarly situated employees of Parent and the Parent Subsidiaries.

(b) Parent agrees that it will cause the Surviving Company from and after the Effective Time to honor all Company Benefit Plans and Company Benefit Agreements; provided, however, that nothing in this Agreement shall be interpreted as limiting the power of Parent or the Surviving Company to amend or terminate any Company Benefit Plan, any Company Benefit Agreement or any other individual employee benefit plan, program, Contract or policy or as requiring Parent or the Surviving Company to offer to continue the employment of any employee or independent contractor or, other than as required by its terms, any written employment contract.

(c) With respect to each employee benefit plan in which a Company Employee becomes a participant, Parent shall cause the Surviving Company to (i) fully credit each participating Company Employee for eligibility and vesting purposes under such employee benefit plan for such Company Employee’s service with the Company or one of the Company Subsidiaries prior to the Closing Date; provided, that no such service need be given where such credit would result in a duplication of benefits, (ii) fully credit each participating Company Employee for any coinsurance, copayments and deductibles paid and for amounts paid toward any out-of-pocket maximums prior to the date the Company Employee becomes a participant in such employee benefit plan with respect to the calendar year in which such participation commences, and (iii) waive all limitations as to pre-existing conditions and exclusions with respect to participation and coverage requirements applicable to such Company Employees.

(d) Parent shall pay or cause the Surviving Company to pay each Company Employee all annual bonuses earned by such Company Employee with respect to the 2012 calendar year at the same time and in a manner no less favorable to the Company Employees than the employee bonuses of similarly situated employees of Parent and the Parent Subsidiaries.

(e) Upon the written request of Parent, effective as of the day immediately preceding the Closing Date, the Company and Company Subsidiaries, as applicable, shall each use its commercially reasonable efforts to terminate any and all Company Benefit Plans intended to include a Code Section 401(k) arrangement (collectively, the “Company 401(k) Plans”). The form and substance of such resolutions shall be subject to the review and reasonable approval of Parent.

(f) Nothing in this Agreement shall be interpreted as an amendment or other modification of any Company Benefit Plan, Company Benefit Agreement, Parent Benefit Plan or Parent Benefit Agreement or any other employee benefit plan, program or arrangement or the establishment of any employee benefit plan, program or arrangement. Nothing herein shall be deemed to be a guarantee of employment for any employee of the Surviving Company or any of its subsidiaries, or to restrict the right of the Surviving Company, Parent or any of their respective subsidiaries to terminate or cause to be terminated the employment of any employee at any time for any or no reason with or without notice.

(g) Parent and the Company acknowledge and agree that all provisions contained in this Section 6.05 are included for the sole benefit of Parent, US Corp., Merger Sub, Merger LLC, the Company, the Surviving Company and their respective subsidiaries, and that nothing in this Section 6.05, whether express or implied, shall create any third party beneficiary or other rights (A) in any other Person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof) of Parent, the Company or the Surviving Company or any of their respective subsidiaries or (B) to continued employment with Parent, the Company, the Surviving Company, or any of their respective subsidiaries or continued participation in any employee benefit plan, program or arrangement.

SECTION 6.06. Indemnification; Directors and Officers Insurance.

(a) Parent, US Corp., Merger Sub and Merger LLC each agree that all rights to exculpation or indemnification arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in their respective certificates of incorporation, by-laws or other organizational documents shall survive the Merger and the Subsequent Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificate of incorporation and by-laws or similar organization documents in effect as of the date of this Agreement or in any indemnification agreements of the Company or the Company Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any Company Subsidiaries; provided, however, that all rights to indemnification in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(b) Each of Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of the Company or any Company Subsidiaries (each, together with such individual’s heirs, executors or administrators, an “Indemnified Party”), in each case against any losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement in connection with any actual or threatened Proceeding, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of the Company or any Company Subsidiaries at or prior to the Effective Time; provided, however, that the Indemnified

Party to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification for such expenses. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder unless Parent consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Parent shall use its reasonable best efforts to obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies that provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time that are substantially similar (with respect to limits and deductibles) to the Company’s existing policy. If such “tail” insurance policy is unavailable on commercially reasonable terms, then Parent shall provide, or shall cause the Surviving Company to provide, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time (the “Annual D&O Policy”) that is substantially similar (with respect to limits and deductibles) to the Company’s existing policy or, if substantially similar insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Company shall not be required to pay an annual premium for the Annual D&O Policy in excess of 300% of the last annual premium paid prior to the date of this Agreement (the “Company’s Current Premium”). If such premiums for such Annual D&O Policy would at any time exceed 300% of the Company’s Current Premium, then Parent shall use its reasonable best efforts to cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to 300% of the Company’s Current Premium. The Company represents to Parent that the Company’s Current Premium is $595,404.

(d) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Company shall ensure that such surviving entity or the transferees of such properties or assets assume the obligations set forth in this Section 6.06.

SECTION 6.07. Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with the Merger, the Subsequent Merger and the other Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such fees or expenses, whether or not the Merger and the Subsequent Merger is consummated; provided, however, that all HSR Act filing fees and all costs and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be divided equally between Parent and the Company.

(b) Notwithstanding anything in this Agreement to the contrary, if (i) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i) or Section

8.01(b)(iii) or by Parent pursuant to Section 8.01(c) as a result of the Company’s breach or failure to perform one or more of its covenants in this Agreement and (ii)(A) a Company Takeover Proposal existed between the date hereof and the date of the termination of this Agreement and (B) such Company Takeover Proposal was not withdrawn prior to, in the case of a termination pursuant to Section 8.01(b)(i), the Outside Date, in the case of a termination pursuant to Section 8.01(b)(iii), at least five (5) Business Days prior to the date of the Company Stockholders Meetings (which withdrawal must have been publicly announced by such date), or in the case of a termination pursuant to Section 8.01(c), prior to the date of the breach of or failure to perform this Agreement giving rise to the right to terminate this Agreement, then, in each case, the Company shall reimburse Parent upon demand by wire transfer of immediately available funds to an account specified in writing by Parent for all Transaction Expenses of Parent and its Affiliates within two Business Days after receipt of notice by Parent of all such Transaction Expenses.

(c) Notwithstanding anything in this Agreement to the contrary, if (i)(A) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i) or 8.01(b)(iii) or by Parent pursuant to Section 8.01(c) as a result of the Company’s breach or failure to perform one or more of its covenants in this Agreement, (B)(1) a Company Takeover Proposal existed between the date hereof and the date of the termination of this Agreement and (2) such Company Takeover Proposal was not withdrawn prior to, in the case of a termination pursuant to Section 8.01(b)(i), the Outside Date, in the case of a termination pursuant to Section 8.01(b)(iii), at least five (5) Business Days prior to the date of the Company Stockholders Meeting (which withdrawal must have been publicly announced by such date), or in the case of a termination pursuant to Section 8.01(c), prior to the date of the breach of or failure to perform this Agreement giving rise to the right to terminate this Agreement (provided, however, that if concurrently with or within twelve months after any such termination any Company Acquisition Transaction is effected or the Company or any Company Subsidiary enters into any definitive agreement to effect any Company Acquisition Transaction, in each case, with the Third Party or any of its Affiliates that made the Company Acquisition Transaction referred to in clause (B)(1), then the requirement that the Company Acquisition Transaction referred to in this clause (B)(2) have not been withdrawn shall not apply) and (C) concurrently with, or within twelve months after any such termination any Company Acquisition Transaction is consummated or the Company or any of the Company Subsidiaries enters into any definitive agreement to effect any Company Acquisition Transaction, (ii) this Agreement is terminated by Parent pursuant to Section 8.01(e) or by Parent or the Company pursuant to Section 8.01(b)(iii) if a Company Adverse Recommendation Change has been made or (iii) this Agreement is terminated by the Company pursuant to Section 8.01(h), then, in each case, the Company shall pay to Parent a fee equal to $134,500,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to an account specified in writing by Parent, less the aggregate amount of any Transaction Expenses previously paid or reimbursed to Parent and its Affiliates pursuant to Section 6.07(b), such payments to be made promptly, but in no event later than, in the case of clause (i), the earlier to occur of (A) the date on which such Company Acquisition Transaction is consummated and (B) the date on which the Company enters into such definitive agreement to effect a Company Acquisition Transaction or, in the case of clause (ii), two Business Days after such termination or, in the case of clause (iii), concurrently with the termination of this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, if (i) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i) or Section 8.01(b)(iv) or by the Company pursuant to Section 8.01(d) as a result of Parent’s breach or failure to perform one or more of its covenants in this Agreement and (ii)(A) a Parent Takeover Proposal existed between the date hereof and the date of the termination of this Agreement and (B) such Parent Takeover Proposal was not withdrawn prior to, in the case of a termination pursuant to Section 8.01(b)(i), the Outside Date, in the case of a termination pursuant to Section 8.01(b)(iv), at least five (5) Business Days prior to the date of the Parent Stockholders Meeting (which withdrawal must have been publicly announced by such date), or in the case of a termination pursuant to Section 8.01(d), prior to the date of the breach of or failure to perform this Agreement giving rise to the right to terminate this Agreement, then, in each case, Parent shall reimburse the Company upon demand by wire transfer of immediately available funds to an account specified in writing by the Company for all Transaction Expenses of the Company and its Affiliates within two Business Days after receipt of notice by the Company of all such Transaction Expenses.

(e) Notwithstanding anything in this Agreement to the contrary, if (i)(A) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i) or 8.01(b)(iv) or by the Company pursuant to Section 8.01(d) as a result of Parent’s breach or failure to perform one or more of its covenants in this Agreement, (B)(1) a Parent Takeover Proposal existed between the date hereof and the date of the termination of this Agreement and (2) such Parent Takeover Proposal was not withdrawn prior to, in the case of a termination pursuant to Section 8.01(b)(i), the Outside Date, in the case of a termination pursuant to Section 8.01(b)(iv), at least five (5) Business Days prior to the date of the Parent Stockholders Meeting (which withdrawal must have been publicly announced by such date), or in the case of a termination pursuant to Section 8.01(d), prior to the date of the breach of or failure to perform this Agreement giving rise to the right to terminate this Agreement (provided, however, that if concurrently with or within twelve months after any such termination any Parent Acquisition Transaction is effected or Parent or any Parent Subsidiary enters into any definitive agreement to effect any Parent Acquisition Transaction, in each case, with the Third Party or any of its Affiliates that made the Parent Acquisition Transaction referred to in clause (B)(1), then the requirement that the Parent Acquisition Transaction referred to in this clause (B)(2) have not been withdrawn shall not apply) and (C) concurrently with, or within twelve months after any such termination any Parent Acquisition Transaction is consummated or Parent or any of the Parent Subsidiaries enters into any definitive agreement to effect any Parent Acquisition Transaction, (ii) this Agreement is terminated by the Company pursuant to Section 8.01(f) or by the Company or Parent pursuant to Section 8.01(b)(iv) if a Parent Adverse Recommendation Change has been made or (iii) this Agreement is terminated by Parent pursuant to Section 8.01(i) then, in each case, Parent shall pay to the Company a fee equal to $134,500,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account specified in writing by the Company, less the aggregate amount of any Transaction Expenses previously paid or reimbursed to the Company and its Affiliates pursuant to Section 6.07(d), such payments to be made promptly, but in no event later than, in the case of clause (i), the earlier to occur of (A) the date on which such Parent Acquisition Transaction is consummated and (B) the date on which Parent enters into such definitive agreement to effect a Parent Acquisition Transaction or, in the case of clause (ii), two Business Days after such termination or, in the case of clause (iii), concurrently with the termination of this Agreement.

(f) Notwithstanding anything in this Agreement to the contrary, if all of the conditions to Closing set forth in Sections 7.01 and 7.02 are satisfied or waived (or, upon an immediate Closing, would be satisfied as of such Closing) and (i) Parent, US Corp., Merger Sub or Merger LLC cannot satisfy its obligation to effect the Closing at such time as contemplated in Section 1.02 or such later time as agreed to by the Company because of a Financing Failure and (ii) this Agreement is terminated pursuant to Section 8.01(g) then Parent shall pay to the Company a fee equal to $281,500,000 (the “Parent Financing Failure Fee”) no later than two (2) Business Days after such termination by wire transfer of immediately available funds to an account specified in writing by the Company.

(g) In the event of a Financing Failure, Parent’s payment of the Parent Financing Failure Fee will be considered liquidated damages for any breach by Parent of this Agreement. Notwithstanding anything in this Agreement to the contrary, in the event of a Financing Failure, the Company’s right to receive payment of the Parent Financing Failure Fee pursuant to Section 6.07(f) shall be the sole and exclusive remedy of the Company and the Company Subsidiaries and all rights or claims, whether at Law or in equity, in contract, tort or otherwise, of the Company, the Company Subsidiaries or any stockholders, partners, members, Affiliates, directors, officers, employees, representatives or agents of the Company and the Company Subsidiaries, and any Affiliate of any of the foregoing are hereby deemed waived, against Parent, US Corp., Merger Sub and Merger LLC and their respective Affiliates and Representatives (and any of their respective Affiliates and any of such entities’ or their Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or agents in connection with this Agreement, the Financing or the Financing Letter) for any and all losses, damages and expenses suffered or incurred by the Company or any other Person in connection with this Agreement or the Transactions or the Financing and upon payment of such amount, none of Parent, US Corp., Merger Sub, Merger LLC or any of their respective Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions or the Financings, in each case whether at Law, in equity, in contract, in tort or otherwise, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through a claim by or on behalf of a party hereto or any Third Party (including a claim to enforce the Financing Letter) or otherwise, other than in the case of Sections 6.07(a), 6.07(h) and any obligations of Parent pursuant to the last sentence of Section 6.02.

(h) Each of the Company and Parent acknowledges that the agreements contained in this Section 6.07 are an integral part of the Transactions, and that, without these agreements neither Parent nor the Company would have entered into this Agreement; accordingly, if the Company fails to promptly pay the amounts due pursuant to Sections 6.07(b) or 6.07(c) or Parent fails to promptly pay the amounts due pursuant to Sections 6.07(d), 6.07(e) or 6.07(f), and, in order to obtain such payment Parent or the Company, as the case may be, commences a suit which results in a Judgment against the Company or Parent, as applicable, for any of the amounts set forth in Sections 6.07(b), 6.07(c), 6.07(d), 6.07(e) or 6.07(f) then the Company shall pay to Parent or Parent shall pay to the Company, as the case may be, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amounts due pursuant to Sections 6.07(b), 6.07(c), 6.07(d), 6.07(e) or 6.07(f) at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date of payment plus 2% per annum from the date such amounts were required to be paid until the date actually received by such party.

(i) For purposes of this Section 6.07, (x) “Company Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.02(i), except that references in such definition to “20%” and “80%” shall be replaced by “50%” (including with respect to the definition of “Company Takeover Proposal” for purposes of this Section 6.07), and (y) “Parent Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.03(i), except that references in such definition to “20%” and “80%” shall be replaced by “50%” (including with respect to the definition of “Parent Takeover Proposal” for purposes of this Section 6.07).

SECTION 6.08. Public Announcements. Parent, US Corp., Merger Sub and Merger LLC, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger, the Subsequent Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or with respect to any Company Adverse Recommendation Change or any Parent Adverse Recommendation Change.

SECTION 6.09. Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes imposed on Merger Sub, the Company or the Surviving Corporation (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.10. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and under the Company Stock Plans to be approved for listing on Nasdaq and the TSX, subject to official notice of issuance, prior to the Effective Time.

SECTION 6.11. Tax Treatment.

(a) The Company agrees to make such reasonable representations as requested by counsel for the purpose of rendering the opinion described in Section 1.08(c).

(b) From the date of this Agreement to the Effective Time, neither the Company nor any Company Subsidiary shall take any action or fail to take any action which action or failure, to the Knowledge of the Company, would disqualify the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, if they would otherwise so qualify.

(c) From the date of this Agreement to the Effective Time, neither Parent nor any Parent Subsidiary shall take any action or fail to take any action which action or failure, to the Knowledge of Parent, would disqualify the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, if they would otherwise so qualify.

(d) Provided that the opinions described in Section 1.08(c) are received on or prior to the Closing Date, each of Parent, US Corp., Merger Sub, Merger LLC and the Company hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the U.S. Treasury Regulations.

SECTION 6.12. Financing.

(a) Parent’s, US Corp.’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, US Corp.’s, Merger Sub’s or any other person’s ability to finance, or obtain financing for, the Transactions.

(b) From and after the execution of this Agreement, Parent, US Corp. and Merger Sub shall use their respective reasonable best efforts to arrange the Financing on the terms and conditions described in the Financing Letter and shall not permit any amendment or modification to be made to, any replacement of all or any portion of any facilities (or commitments thereof) described in, or any waiver of any provision or remedy under, the Financing Letter, if such amendment, modification, replacement or waiver (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount except by operation of the “flex” provisions in the related fee letter) unless such reduction is replaced with Replacement Financing or cash on hand or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of any portion of the Financing in a manner that would or would reasonably be expected to (A) delay or prevent the Closing or the Closing Date, (B) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (C) adversely impact the ability of Parent, US Corp. or Merger Sub, as applicable, to enforce their rights against other parties to the Financing Letter or the definitive agreements to be entered into with respect to the Financing, including any right to seek specific performance of the Financing Letter or such definitive agreements. Subject to the limitations set out in the first sentence of this Section 6.12(b), Parent, US Corp. and Merger Sub may (1) amend, supplement, modify, replace or substitute the Financing Letter as in effect at the date hereof, including to (x) add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Financing Letter as of the date of this Agreement, (y) increase the amount of Indebtedness and (z) replace all or a portion of the facility committed under the Financing Letter as in effect as of the date hereof with one or more new facilities under such Financing Letter or under any new commitment letter or facility or (2) replace all or a portion of the Financing with substitute or replacement debt financing or equity financing (consistent with the equity financing described in Section 4.02(a) of the Parent Disclosure Letter) (any such new commitment or facility described in clause (z) above or Financing described in clause (2) above, a “Replacement Financing”), provided that any amendments, modifications or replacements of any Replacement Financing shall be subject to the same limitations that apply to the Financing Letter as set forth in the first sentence of this Section 6.12(b). From and after the execution of this Agreement, Parent, US Corp. and Merger Sub shall use their respective reasonable best efforts to obtain a corporate credit rating from each of Standard & Poor’s Ratings Services and Moody’s Investor’s Services, Inc.

(c) Subject to the terms and conditions of this Agreement, each of Parent, US Corp. and Merger Sub will use its reasonable best efforts to maintain in effect the Financing

Letter pursuant to its terms until the Merger is consummated and to obtain the Financing on the terms and conditions described in the Financing Letter, including using its reasonable best efforts (i) to negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Letter (including any applicable “flex” provisions contained in the related fee letter), (ii) to satisfy all conditions on a timely basis to obtaining the Financing applicable to each of Parent, US Corp. and Merger Sub set forth in such definitive agreements that are within its control, (iii) to comply in all respects with its covenants and obligations under the Financing Letter and (iv) subject to Section 6.07, to enforce through exercise of all available remedies its rights under the Financing Letter in the event of a breach or other failure to fund by the Lenders. Parent shall give the Company prompt notice upon becoming aware of any of the following: (A) any material breach or default of the Financing Letter by a party to the Financing Letter or definitive document with respect to the Financing of which they become aware; (B) the receipt of any written notice or other written communication from any Financing Source with respect to any breach, default, termination or repudiation by any party to the Financing Letter or any definitive document related to the Financing of any provisions of the Financing Letter or any definitive document related to the Financing and (C) if for any reason Parent, US Corp. or Merger Sub believes in good faith that they will not be able to obtain all or any portion of the Financing required to consummate the Transactions. Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company, upon its written request, copies of the definitive material documents related to the Financing (other than fee letters and any other documentation subject to confidentiality restrictions). Notwithstanding the foregoing, nothing in this Section 6.12(c) shall require Parent to disclose any information that is subject to attorney-client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Subject to the terms and conditions of this Agreement, in the event that all conditions in the Financing Letter have been satisfied or, upon funding, will be satisfied, Parent, US Corp. and Merger Sub shall use their reasonable best efforts to cause the Lenders to fund on the Closing Date the Financing required to consummate the Merger, the Subsequent Merger and the other Transactions. In the event that Parent, US Corp. or Merger Sub becomes aware of any event or circumstance that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Financing Letter, Parent, US Corp. or Merger Sub shall, in addition to promptly notifying the Company in writing of such event or circumstance, use their respective reasonable best efforts to, as promptly as practicable, arrange any such portion (other than amounts that are replaced by Parent’s cash on hand and marketable securities) from alternative sources (such portion from alternate sources, the “Alternate Financing”) in an amount sufficient to consummate the transactions contemplated hereby; provided, however, that Parent, US Corp. and Merger Sub shall not be required to agree to terms and conditions (including any “flex” provisions) that are, in the aggregate, materially less favorable to Parent, US Corp. and Merger Sub than those contained in the Financing Letter (and the “flex” provisions contained in the related fee letter). For the avoidance of doubt, the syndication of any part of the Financing in accordance with the terms of the Financing Letter shall not be deemed to violate Parent’s obligations under this Agreement.

(d) Prior to the Closing, the Company shall provide, and shall cause the Company Subsidiaries to provide, and shall use its reasonable best efforts to cause its and their Representatives, officers and employees to provide, on a timely basis, all reasonable cooperation requested by Parent in connection with the arrangement of the Financing to the extent that such cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries, including (i) using reasonable best efforts to facilitate the provision of guarantees and pledge of collateral (effective as of the actual occurrence of Closing), (ii) providing customary financial and other pertinent information regarding the Company and the Company Subsidiaries and cooperating in the preparation of pro forma financial information for the Transactions (including information to be used in the preparation of an information package, offering memorandum, prospectus, prospectus supplement or similar document regarding the business, assets, operations, financial projections and prospects of Parent and the Company customary for such financing or reasonably necessary for the completion of the Financing), including the financial information required to be delivered pursuant to the Financing Letter and such other information as may be reasonably requested in writing by Parent to assist in preparation of customary offering or information documents to be used for the completion of the Financing, (iii) reasonably cooperating with the marketing efforts for the Financing (it being acknowledged that the Company hereby consents to the reasonable use of the Company’s and the Company Subsidiaries’ logos provided that such logos are used in a manner that is not reasonably likely to harm or disparage the Company or their marks and on such other customary terms and conditions as the Company shall reasonably impose) and using commercially reasonable efforts to provide an introduction and access to the Company’s existing lenders in connection with any syndication efforts, (iv) providing copies of any recent appraisals, environmental reports, evidence of title (including copies of deeds, lease documentation, title insurance policies and/or commitments for title insurance, title opinions, surveys, and similar information), and similar information with respect to the properties and assets of the Company and the Company Subsidiaries that are in the Company’s possession and that are reasonably requested by Parent, (v) providing other reasonably requested customary certificates, opinions or documents, including a customary certificate of the principal financial officer of the Surviving Company (in his capacity as such) with respect to solvency matters, (vi) requesting such customary legal opinions and customary accountant comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing) as may be reasonably requested by Parent, (vii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or underwriters, as applicable, for the Financing and their counsel and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies as are customary and reasonably requested by Parent, (viii) providing reasonable and customary assistance to Parent and its financing sources or underwriters, as applicable, in (A) the preparation of all credit agreements (including review of schedules for completeness), currency or interest hedging agreements or other agreements, offering documents, an offering memorandum, prospectus or prospectus supplement and other marketing and rating agency materials for the Financing or (B) the amendment or termination of any of the Company’s or the Company Subsidiaries’ existing credit agreements, currency or interest hedging agreements, or other agreements and the release of all collateral and termination of all security interests thereunder (including by negotiating a payoff letter in customary form satisfactory to Parent with respect to any and all obligations of the Company and the Company Subsidiaries under their existing credit facilities, a copy of which shall be delivered to Parent no less than five Business Days prior to the Closing Date), in each case, on terms satisfactory to

Parent and that are reasonably requested by Parent in connection with the Financing provided that no obligation of the Company or any of the Company Subsidiaries under any such agreements or amendments shall be effective until the actual occurrence of the Effective Time, in each case it being understood and agreed that information and documents provided by the Company and the Company Subsidiaries may be delivered to the Financing Sources and their Representatives, (ix) using reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including in connection with due diligence and preparation of pro forma financial information for the Transactions, (x) using reasonable best efforts to permit any cash and marketable securities of the Company and the Company Subsidiaries to be made available to Parent, US Corp. and Merger Sub at the Closing, (xi) cooperating reasonably with Parent’s financing sources’ or underwriters’, as applicable, due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company, (xii) furnishing Parent and the financing sources promptly (and in any event no later than ten days prior to the Closing Date) with all documentation and other information required by any Governmental Entity with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, (xiii) providing customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders and other Financing Sources, and (xiv) to the extent reasonably requested by Parent, adopting customary corporate resolutions by the Company and the Company Subsidiaries to permit the completion of the Financing. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 6.12 shall be (1) kept confidential in accordance with the Confidentiality Agreement, except that Parent and US Corp. shall be permitted to disclose such information to potential financing sources and to rating agencies during the syndication and marketing of the Financing subject to customary confidentiality undertakings by such potential financing sources and (2) supplied only to financial institutions or rating agencies or any of their respective representatives for use in connection with the Financing. Parent shall (A) promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable and documented attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 6.12 and (B) indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all reasonable and documented out-of-pocket losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with Third Party claims arising out of the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided in writing by the Company or any of the Company Subsidiaries or contained in the Company SEC Documents.

(e) For purposes of this Agreement, the term “Financing” shall also be deemed to include any Alternate Financing and, in the case of Section 6.12(d), any Replacement Financing, and the term “Financing Letter” shall also be deemed to include any amendment, replacement, supplement or other modification thereto or waiver thereof permitted pursuant to this Section 6.12 and any commitment letter (or similar agreement) with respect to such Alternate Financing.

SECTION 6.13. Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 6.14. Stockholder Litigation. Each party shall promptly advise the other parties hereto orally and in writing of any Proceeding commenced after the date of this Agreement against that party or any of its directors by any stockholder of that party relating to this Agreement and the Transactions and shall keep the other parties hereto reasonably informed regarding any such litigation. The notifying party shall give the other parties hereto the opportunity to participate in the defense or settlement of any such Proceeding. Neither the notifying party nor any of its Affiliates shall agree to any settlement of any such Proceeding without the prior written consent of Parent or the Company, as applicable, in its capacity as the notified party for purposes of this Section 6.14.

SECTION 6.15. Takeover Laws. Parent, the Company, the Parent Board and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger, the Subsequent Merger or any of the Transactions and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger, the Subsequent Merger or any of the Transactions, use its reasonable best efforts to ensure that the Merger, the Subsequent Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger, the Subsequent Merger and the other Transactions.

SECTION 6.16. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Parent and the Company shall provide to counsel to the other party copies of the resolutions to be adopted by their respective Boards of Directors to implement the foregoing.

SECTION 6.17. Parent Board. Parent shall take all actions as may be necessary to cause, as of the Effective Time, the Parent Board to be comprised of (a) directors of the Parent Board as of immediately prior to the Effective Time and (b) two directors mutually agreed upon by Parent and the Company.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) The Company shall have obtained the Company Stockholder Approval, and Parent shall have obtained the Parent Stockholder Approval.

(b) The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement and under the Company Stock Plans shall have been approved for listing on Nasdaq, subject to official notice of issuance, and conditionally approved for listing on the TSX, subject only to the satisfaction of standard listing conditions.

(c) Any applicable waiting period (and any extension thereof) applicable to the Merger or the Subsequent Merger under the HSR Act shall have expired or been earlier terminated and all authorizations, consents or approvals required under any other applicable Law as set forth in Section 7.01(c) of the Company Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated. All other Consents of or Filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, including under applicable Regulatory Laws, which the failure to obtain, make or occur would have the effect of making the Merger, the Subsequent Merger or any of the other Transactions illegal or would, individually or in the aggregate, have a Company Material Adverse Effect or a Parent Material Adverse Effect, shall have been obtained, shall have been made or shall have occurred, as applicable.

(d) No temporary restraining order, preliminary or permanent injunction or other order issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Subsequent Merger or that constitutes or would require a Burdensome Regulatory Action shall be in effect.

(e) The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

SECTION 7.02. Conditions to Obligations of Parent, US Corp. and Merger Sub. The obligations of Parent, US Corp. and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Sections 3.02(a) and 3.07(a) shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in the case of Section 3.02(a), de minimis inaccuracies), (ii) Section 3.03, 3.06 and 3.23 shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date, and (iii) this Agreement (other than those contained in the preceding clauses (i) and (ii)), when read without any exception or qualification as to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date, except where the failure to be so true and correct, individually or in the aggregate with respect to all such failures, has not had and would not reasonably be expected to have a Company Material Adverse Effect or would not reasonably be likely to materially adversely affect the ability of the Company to effect the Merger or Parent, US Corp., Merger Sub or Merger LLC to effect the Subsequent Merger, in each case in accordance with this Agreement;

provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate of an executive officer of the Company as to the satisfaction of the conditions set forth in Sections 7.02(a) and 7.02(b).

(d) Appraisal Rights. No more than 10% of the outstanding shares of Company Common Stock as of the Closing shall be Appraisal Shares.

SECTION 7.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent, US Corp., Merger Sub and Merger LLC set forth in (i) Sections 4.02(a) and 4.07(a) shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in case of Section 4.02(a), de minimis inaccuracies), (ii) Section 4.03, 4.06 and 4.23 shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date, and (iii) this Agreement (other than those contained in the preceding clauses (i) and (ii)), when read without any exception or qualification as to materiality or Parent Material Adverse Effect, shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date, except where the failure to be so true and correct, individually or in the aggregate with respect to all such failures, has not had and would not reasonably be expected to have a Parent Material Adverse Effect or would not reasonably be likely to materially adversely affect the ability of Parent, US Corp. and Merger Sub to effect the Merger or Parent, US Corp., Merger Sub or Merger LLC to effect the Subsequent Merger, in each case in accordance with this Agreement; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period.

(b) Performance of Obligations of Parent, US Corp., Merger Sub and Merger LLC. Parent, US Corp., Merger Sub and Merger LLC shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate of an executive officer of Parent as to the satisfaction of the conditions set forth in Sections 7.03(a) and 7.03(b).

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval:

(a) by mutual written consent of Parent, US Corp., Merger Sub, Merger LLC and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before October 17, 2012 (as such date may be extended in accordance with the first proviso of this Section 8.01(b)(i), the “Outside Date”); provided, however, that if, by the fifth (5th) Business Day prior to October 17, 2012, all of the conditions set forth in Article VII have been satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions) other than the condition set forth in Section 7.01(c) or 7.01(d), either Parent or the Company may, by written notice delivered to the other party, extend the Outside Date from time to time to a date not later than the 90th day following October 17, 2012; provided, further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 8.01(b)(i) if the failure to consummate the Merger by the Outside Date (as the same may be extended) results from a material breach by Parent, US Corp., Merger Sub or Merger LLC (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained herein;

(ii) if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger or the Subsequent Merger or imposing, either individually or together with any other orders, decrees, rulings or actions, a Burdensome Regulatory Action and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any party (A) whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, any such order, decree, ruling or other action to have been enacted, issued, promulgated, enforced or entered or (B) that, subject to the terms and conditions of this Agreement, did not use reasonable best efforts to have such order, decree, ruling or other action vacated prior to its becoming final and non-appealable;

(iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(b)(iii) if the Company has not complied in all material respects with its obligations under Sections 5.02 and 6.01; or

(iv) if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(b)(iv) if Parent has not complied in all material respects with its obligations under Sections 5.03 and 6.01;

(c) by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement or any of such representations and warranties shall have become untrue as of any date subsequent to the date of this Agreement, which breach or failure to perform or failure to be true (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) (assuming, in the case of any untruth, that such subsequent date was the Closing Date) and (ii) cannot be or has not been cured within 30 days after the giving by Parent of written notice to the Company of such breach or failure to perform or failure to be true (such notice to describe such breach or failure to perform or failure to be true in reasonable detail);

(d) by the Company, if Parent, US Corp., Merger Sub or Merger LLC breaches or fails to perform any of its respective representations, warranties or covenants contained in this Agreement or any of such representations and warranties shall have become untrue as of any date subsequent to the date of this Agreement, which breach or failure to perform or failure to be true (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) (assuming, in the case of any untruth, that such subsequent date was the Closing Date) and (ii) cannot be or has not been cured within 30 days after the giving by the Company of written notice to Parent, US Corp., Merger Sub and Merger LLC of such breach or failure to perform or failure to be true (such notice to describe such breach or failure to perform or failure to be true in reasonable detail);

(e) by Parent if: (i) the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change; (ii) the Company Board or any committee thereof shall have taken any position contemplated by Rule 14e-2(a) of the Exchange Act with respect to any Company Takeover Proposal other than recommending rejection of such Company Takeover Proposal; (iii) the Company Board or any committee thereof shall have failed to include the Company Recommendation or the Company Determination in the Joint Proxy Statement distributed to stockholders; (iv) the Company or any Company Subsidiary shall have entered into any letter of intent or agreement in principle or any Contract (other than a confidentiality agreement in accordance with Section 5.02(a)) providing for, relating to or in connection with, any Company Takeover Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to a Company Takeover Proposal; or (v) the Company Board or any committee thereof shall have refused to affirm publicly its recommendation of this Agreement and the Merger and the other Transactions following any written request by Parent to provide such reaffirmation following a Company Takeover Proposal (which request may only be made once with respect to such Company Takeover Proposal absent further material changes in such Company Takeover Proposal) prior to the earlier of (x) ten (10) days following such request and (y) five (5) Business Days prior to the Company Stockholders Meeting;

(f) by the Company if: (i) the Parent Board or any committee thereof shall have effected a Parent Adverse Recommendation Change; (ii) the Parent Board or any

committee thereof shall have taken any position contemplated by Rule 14e-2(a) of the Exchange Act with respect to any Parent Takeover Proposal other than recommending rejection of such Parent Takeover Proposal; (iii) the Parent Board or any committee thereof shall have failed to include the Parent Recommendation or the Parent Determination in the Joint Proxy Statement distributed to stockholders; (iv) Parent or any Parent Subsidiary shall have entered into any letter of intent or agreement in principle or any Contract (other than a confidentiality agreement in accordance with Section 5.03(a)) providing for, relating to or in connection with, any Parent Takeover Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to a Parent Takeover Proposal; or (v) the Parent Board or any committee thereof shall have refused to affirm publicly its recommendation of this Agreement, the Merger, the Share Issuance and the other Transactions following any written request by the Company to provide such reaffirmation following a Parent Takeover Proposal (which request may only be made once with respect to such Parent Takeover Proposal absent further material changes in such Parent Takeover Proposal) prior to the earlier of (x) ten (10) days following such request and (y) five (5) Business Days prior to the Parent Stockholders Meeting;

(g) by the Company, if the conditions to Closing set forth in Sections 7.01 and 7.02 are satisfied or waived (or, upon an immediate Closing, would be satisfied as of such Closing) and Parent shall not, within five (5) Business Days after the date on which the Closing was required to have occurred pursuant to Section 1.02, have deposited or caused to be deposited with the Exchange Agent at or prior to the Closing cash in U.S. dollars in an aggregate amount sufficient to pay the cash portion of the aggregate Merger Consideration in respect of all Company Common Stock in accordance with Section 2.02(a) (a “Financing Failure”);

(h) by the Company, prior to the receipt of the Company Stockholder Approval, in accordance with Section 5.02(e); or

(i) by Parent, prior to the receipt of the Parent Stockholder Approval, in accordance with Section 5.03(e).

The right of any party hereto to terminate this Agreement pursuant to this Section 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, US Corp., Merger Sub, Merger LLC or the Company, other than Section 6.07, this Section 8.02 and Article IX, which provisions shall survive such termination; provided, however, that, except as provided in Section 6.07(g), nothing contained in this Section 8.02 shall relieve any party hereto from any liability for any willful breach of a representation or warranty or any willful breach of any covenant contained in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the Share Issuance by the stockholders of Parent; provided, however, that Sections 6.07(g), 8.03, 9.10(b) and 9.11 shall not be amended or waived in any manner that adversely affects the rights of the Financing Sources without their prior written consent; provided, further, that after receipt of Company Stockholder Approval or the Parent Stockholder Approval, if any such amendment shall by applicable Law or in accordance with the rules and regulations of Nasdaq and the TSX require further approval of the stockholders of the Company or Parent, as the case may be, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company or Parent, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and/or (iii) waive compliance with any of the covenants, agreements or conditions contained herein which may legally be waived; provided, however, that after receipt of Company Stockholder Approval or the Parent Stockholder Approval, if any such waiver shall by applicable Law or in accordance with the rules and regulations of Nasdaq and the TSX require further approval of the stockholders of the Company or Parent, as applicable, the effectiveness of such waiver shall be subject to the approval of the stockholders of the Company or Parent, as applicable. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. Any notice required to be given hereunder shall be sufficient if in writing and shall be deemed to have been duly given (a) if sent by facsimile transmission, when delivered or sent (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any non-business day or any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), (b) if by reliable overnight delivery service (with proof of service) or hand delivery, on the next Business Day or (c) if sent by email, on the date delivered (provided some form of confirmation email receipt is obtained), in each case as addressed as follows:

(a) if to Parent, US Corp., Merger Sub or Merger LLC, to

SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3642
Facsimile:	(630) 328-2190
Email:	jeff.park@sxc.com
Attention:	Jeffrey Park
Executive Vice President and
Chief Financial Officer

with a copy to:

Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Facsimile:	(312) 853-7036
Email:	ggerstman@sidley.com
swilliams@sidley.com
Attention:	Gary D. Gerstman
Scott R. Williams

(b) if to the Company, to

Catalyst Health Solutions, Inc.
800 King Farm Boulevard
Rockville, Maryland 20850
Facsimile:	(240) 268-3119
Email:	bpreston@catalystrx.com
Attention:	Benjamin R. Preston
General Counsel

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Facsimile:	212-822-5921
Email:	tjanson@milbank.com
dschwartz@milbank.com
Attention:	Thomas C. Janson
David Schwartz

SECTION 9.03. Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. “control” has the meaning specified in Rule 405 under the Securities Act.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by Law or regulation to close in The City of New York, New York.

“Client Contract” means a Contract by and between the Company or any Company Subsidiary and any Third Party pursuant to which the Company or any Company Subsidiary provides to such Third Party pharmacy benefit management services, claims processing services, disease management, physician practice management, medication therapy management or any other related service.

“Company 2008 Warrant” means each warrant to purchase Company Common Stock issued pursuant to that certain Stock Purchase Agreement, dated as of June 18, 2004, by and among the Company (f/k/a HealthExtras, Inc.), Kenneth J. Sack and The Sack Family Trust.

“Company 2010 Warrant” means each warrant to purchase Company Common Stock issued pursuant to that certain Stock Purchase Agreement, dated as of August 25, 2010, by and among the Company, Jason Knaust, David M. Laughlin, Robert Rase, inPharmative, Inc., and Jason Knaust, as Holder Representative (as defined therein).

“Company Book-Entry Shares” means shares of Company Common Stock that are in non-certificated book entry form.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Data” means the data (i) managed and maintained by the Company and the Company Subsidiaries on behalf of their respective clients and customers or (ii) included in the Company Intellectual Property that is material to the business of the Company and the Company Subsidiaries and contained in any database used or maintained by the Company or the Company Subsidiaries.

“Company Intellectual Property” means all Intellectual Property, owned, used, filed by or licensed to the Company or any Company Subsidiary, other than unregistered designs and copyrights that, individually or in the aggregate, are not material to the conduct of the business of the Company and the Company Subsidiaries as presently conducted.

“Company Intervening Event” means an event or circumstance material to the Company and the Company Subsidiaries, taken as a whole (other than an increase in the market price of the Company Common Stock or a decrease in the market price of the Parent Common Stock or any event or circumstance resulting from a breach of this Agreement by the Company or the Company Subsidiaries), that was unknown to the Company as of the date hereof, which event or circumstance becomes known to the Company Board prior to the Company Stockholder Approval; provided, however, that (i) in no event shall the receipt, existence or terms of a Company Takeover Proposal, or any inquiry or matter relating thereto or consequence thereof, constitute a Company Intervening Event, and (ii) in no event shall events or circumstances arising from any action taken by either party pursuant to and in compliance with the terms of this Agreement constitute a Company Intervening Event.

“Company IT Systems” means information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of the Company and the Company Subsidiaries.

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would be reasonably expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting economic conditions (including changes in interest rates) or the financial or securities markets in the United States or elsewhere in the world, to the extent the Company and the Company Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Company or the Company Subsidiaries operate, (ii) in or affecting the industries in which the Company or the Company Subsidiaries operate generally, to the extent the Company and the Company Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Company or the Company Subsidiaries operate or (iii) resulting from or arising out of (A) other than in the case of Sections 3.04 and 7.02(a) (insofar as it relates to Section 3.04), the compliance with, or taking any action required by this Agreement or the Transactions, (B) any taking of any action at the written request of Parent, US Corp., Merger Sub or Merger LLC, (C) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, (D) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, to the extent the Company and the Company Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Company or the Company Subsidiaries operate, (E) any changes in GAAP or accounting standards or interpretations thereof, to the extent the Company and the Company Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Company or the Company Subsidiaries operate, (F) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Company and the Company Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Company or the Company Subsidiaries operate, (G) any change in the share price or trading volume of the shares of Company Common Stock, in the Company’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of the Company to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there is or would reasonably be expected to be a Company Material Adverse Effect), or (H) other than for purposes of Sections 3.04 and 7.02(a) (insofar as it relates to Section 3.04), the announcement of the execution of this Agreement (including the threatened or actual impact on relationships with customers, vendors, suppliers, distributors, landlords or employees (including the threatened or actual loss, termination, suspension, modification or reduction of, or adverse change in, such relationships) but only, in each case, to the extent caused by the announcement of the execution of this Agreement.

“Company Stock Plans” means the Company’s equity and equity-based compensation plans and forms of award agreements thereunder (excluding, for the avoidance of doubt, the Company Stock Purchase Plan).

“Company Technology” means all trade secrets, confidential information, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, market surveys and marketing know-how of the Company and the Company Subsidiaries.

“Company Warrants” means the Company 2008 Warrants and the Company 2010 Warrants.

“Confidentiality Agreement” means the confidentiality agreement dated July 8, 2010 and as amended on March 27, 2012, between the Company and Parent, as further amended, supplemented or otherwise modified from time to time.

“Environmental Laws” means any Laws of any Governmental Entity relating to (i) the protection, investigation or restoration of the environment, or natural resources, or exposure to any harmful or hazardous material, including petroleum and petroleum-based products, urea formaldehyde, PCBs and asbestos, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any chemical substance, hazardous material or hazardous waste or (iii) noise, odor, wetlands, pollution or contamination, or any injury or threat of injury to persons or property as a result thereof.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such Person pursuant to Section 414(b), (c), (m) or (o) of the Code and the rules and regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the rules and regulations promulgated thereunder.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements in connection with the Commitment Letter or alternative debt financings in connection with the Transactions, including the Lenders, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their and their Affiliates’ respective officers, directors, employees, agents and representatives involved in the Financing and their respective successors and assigns.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Entity” means any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency or commission or enforcement body or other governmental or quasi-governmental authority or instrumentality (in each case whether federal, state, provincial, territorial, local, foreign, international or multinational), including any of the Food and Drug Administration, Department of Health and Human Services, state Medicaid agencies, state pharmacy boards, and other federal and state governmental authorities with jurisdiction over the dispensing or distribution of pharmaceutical products or over the provision of health care items or services.

“Indebtedness” means (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured; (ii) any indebtedness evidenced by any note, bond, debenture or other security or similar instrument; (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks; (iv) any capitalized lease obligations; and (v) all guaranties, endorsements and assumptions in respect of the foregoing clauses (i) through (iv).

“Intellectual Property” means any patent (including any reissue, division, continuation or extension thereof), patent application, patent right, trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name, copyright, copyright registration, design or design registration, or any right to any of the foregoing.

“Joint Proxy Statement” means a proxy statement relating to the adoption and approval of this Agreement by the Company’s stockholders and the approval of the Share Issuance by Parent’s stockholders.

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity (in each case whether temporary, preliminary or permanent).

“Knowledge” when used with respect to (i) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent, US Corp., Merger Sub and Merger LLC set forth in Section 9.03 of the Parent Disclosure Letter and (ii) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company set forth in Section 9.03 of the Company Disclosure Letter.

“Law” means any federal, state, provincial, territorial, local, foreign, international or multinational treaty, constitution, statute or other law, ordinance, rule or regulation.

“Lien” means any mortgage, lien, security interest, pledge, reservation, equitable interest, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or encumbrance of any kind.

“Nasdaq” means The NASDAQ Global Select Market.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Parent Common Stock” means the common shares, no par value per share, of Parent.

“Parent Data” means the data (i) managed and maintained by Parent and the Parent Subsidiaries on behalf of their respective clients and customers or (ii) included in the Parent Intellectual Property that is material to the business of Parent and the Parent Subsidiaries and contained in any database used or maintained by Parent or the Parent Subsidiaries.

“Parent Intellectual Property” means all Intellectual Property, owned, used, filed by or licensed to Parent or any Parent Subsidiary, other than unregistered designs and copyrights that, individually or in the aggregate, are not material to the conduct of the business of Parent and the Parent Subsidiaries as presently conducted.

“Parent Intervening Event” means an event or circumstance material to Parent and the Parent Subsidiaries, taken as a whole (other than an increase in the market price of Parent Common Stock or a decrease in the market price of Company Common Stock or any event or circumstance resulting from a breach of this Agreement by Parent or the Parent Subsidiaries), that was unknown to the Parent Board as of the date hereof, which event or circumstance becomes known to the Parent Board prior to the Parent Stockholder Approval; provided, however, that (i) in no event shall the receipt, existence or terms of a Parent Takeover Proposal, or any inquiry or matter relating thereto or consequence thereof constitute a Parent Intervening Event, and (ii) in no event shall events or circumstances arising from any action taken by either party pursuant to and in compliance with the terms of this Agreement constitute a Parent Intervening Event.

“Parent IT Systems” means information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the business of Parent and the Parent Subsidiaries.

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting economic conditions (including changes in interest rates) or the financial or securities markets in the United States or elsewhere in the world, to the extent Parent and the Parent Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which Parent and the Parent Subsidiaries operate, (ii) in or affecting the industries in which Parent or the Parent Subsidiaries operate generally, to the extent Parent and the Parent Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which Parent and the Parent Subsidiaries operate or (iii) resulting from or arising out of (A) other than in the case of Sections 4.04 and 7.03(a) (insofar as it relates to Section 4.04), the compliance with, or taking any action required by this Agreement, the Financing or the Transactions, (B) any taking of any action at the written request of the Company, (C) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, (D) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, to the extent Parent and the Parent Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which Parent and the Parent Subsidiaries operate, (E) any changes in GAAP or accounting standards or interpretations thereof, to the extent Parent and the Parent Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which Parent and the Parent Subsidiaries operate, (F) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent Parent and the Parent Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which Parent and the Parent Subsidiaries operate, (G) any change in the share price or trading volume of the Parent Common Stock, in Parent’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of Parent to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there is or would reasonably be expected to be a Parent Material Adverse Effect), or (H) other than for purposes of Sections 4.04 and 7.03(a) (insofar as it relates to Section 4.04), the announcement of the execution of this Agreement (including the threatened or actual impact on relationships with customers, vendors, suppliers, distributors, landlords or employees (including the threatened or actual loss, termination, suspension, modification or reduction of, or adverse change in, such relationships) but only, in each case, to the extent caused by the announcement of the execution of this Agreement.

“Parent Stock Plans” means Parent’s equity or equity-based compensation plans.

“Parent Technology” means all trade secrets, confidential information, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, market surveys and marketing know-how of Parent and the Parent Subsidiaries.

“Permit” means any permit, license, variance, consent, grant, registration, immunity, exemption, authorization, operating certificate, franchise, order and approval of a Governmental Entity.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Pharmacy Contract” means a Contract to which the Company or any Company Subsidiary and a retail, mail order, specialty or other pharmacy are bound pursuant to which such pharmacy has agreed to provide retail, mail order, specialty or other pharmacy services to members of the Company’s or any Company Subsidiary’s clients’ prescription drug benefit plans.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

“Representatives” means, with respect to any Person, any officer, director and/or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person and, solely for purposes of Sections 6.07(g) and 9.07, shall also be deemed to include the Financing Sources.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Third Party” means any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than, in the case of the Company, Parent and its Affiliates, and, in the case of Parent, the Company and its Affiliates.

“Transaction Expenses” means all documented fees and expenses incurred or paid by or on behalf of Parent or any Affiliate of Parent or the Company or any Affiliate of the Company, as the case may be, in connection with the Merger, the Subsequent Merger, the Financing or the other Transactions or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, investment banking firms, financing sources, accountants, experts and consultants; provided, however, that the amount required to be reimbursed by the Company or Parent, as the case may be, in respect of Transaction Expenses shall not exceed $41,400,000 in the aggregate.

“TSX” means the Toronto Stock Exchange.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

SECTION 9.06. Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile, e-mail or otherwise) to the other parties.

SECTION 9.07. Entire Agreement; No Third Party Beneficiaries. This Agreement and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be governed by this Agreement), (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions, and (b) except for (i) Section 6.06, (ii) solely with respect to each Affiliate and Representative of Parent and its successors and assigns, Section 6.07(g), and (iii) solely with respect to the Financing Sources, Sections 8.03, 9.10(b) and 9.11, are not intended to confer upon any Person other than the parties any rights or remedies. Notwithstanding clause (b) of the immediately preceding sentence, following the Effective Time the provisions of Article II shall be enforceable by holders of Certificates.

SECTION 9.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that US Corp., Merger Sub or Merger LLC may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve US Corp., Merger Sub or Merger LLC of any of its respective obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.09. Governing Law. This Agreement, and all claims or causes of action that may be based upon, arise out of or relate to this Agreement, shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflicts of law principles of the State of Delaware or any other jurisdiction.

SECTION 9.10. Jurisdiction; Enforcement.

(a) Except as set forth in Section 6.07(g), the parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as set forth in Section 6.07(g), each of the parties shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware. In addition, each of the parties irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10(a) and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.10(a), (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Proceeding in such court is brought in an inconvenient forum, (ii) the venue of such Proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent, US Corp., Merger Sub and Merger LLC hereby consents to service being made through the notice procedures set forth in Section 9.02 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 9.02 shall be effective service of process for any Proceeding in connection with this Agreement or the Transactions.

(b) Notwithstanding anything to the contrary in Section 9.10(a), each of the parties hereto agrees that it will not bring or support any Proceeding, including any action, cause of action, claim, cross-claim or Third Party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the Transactions or the Financing, including any dispute arising out of or relating in any way to any agreement entered into by the Financing Sources in connection with the Financing Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The parties hereto further agree that all of the provisions of Section 9.11 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or Third Party claim referenced in this Section 9.10(b). Notwithstanding anything herein to the contrary, the Company (and any of its stockholders, partners, members, Affiliates, directors, officers, employees, representatives or agents) agrees that it will not bring or support any Proceeding, including any action, cause of action, claim, cross-claim or Third Party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources and any of their respective Affiliates and any of such entities’ or their Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or agents in connection with this Agreement, the Financing or the Financing Letter in any way relating to this Agreement or any of the Transactions or the Financing, including any dispute arising out of or relating in any way to any agreement entered into by the Financing Sources in connection with the Financing Letter or the performance thereof.

SECTION 9.11. Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE FINANCING.

[Signatures follow on next page]

IN WITNESS WHEREOF, Parent, US Corp., Merger Sub, Merger LLC and the Company have duly executed this Agreement, all as of the date first written above.

SXC HEALTH SOLUTIONS CORP.

By:	/s/ Jeffrey Park
Name:	Jeffrey Park
Title:	Chief Financial Officer and Executive Vice President, Finance

SXC HEALTH SOLUTIONS, INC.

By:	/s/ Jeffrey Park
Name:	Jeffrey Park
Title:	Executive Vice President and Chief Financial Officer

CATAMARAN I CORP.

By:	/s/ Jeffrey Park
Name:	Jeffrey Park
Title:	Chief Financial Officer and Executive Vice President, Finance, Secretary and Treasurer

CATAMARAN II LLC

By:	/s/ Jeffrey Park
Name:	Jeffrey Park
Title:	Chief Financial Officer and Executive Vice President, Finance, Secretary and Treasurer

CATALYST HEALTH SOLUTIONS, INC.

By:	/s/ David T. Blair
Name:	David T. Blair
Title:	Chairman and Chief Executive Officer